Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

082-03300

07022081

March 22, 2007

RECEIVED

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sir,

Sub : **Amalgamation of Indian Petrochemicals Corporation Limited with the Company**

This is further to our letter dated March 10, 2007 addressed to you on the captioned subject. We are enclosing, a copy each of the Notice convening separate meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors alongwith the Explanatory Statement and the Scheme of Amalgamation of the Company for perusal and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman

Encl: As above.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

4/3

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 22, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	March 22, 2007	Media Release issued by the Company in regard to the MOU entered into between the Company and Rohm and Haas to explore the joint construction of a world-scale acrylic-monomer complex in Jamnagar.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 22, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company in regard to the MOU entered into between the Company and Rohm and Haas to explore the joint construction of a world-scale acrylic-monomer complex in Jamnagar is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Media Release

Reliance

Reliance Industries Limited and Rohm and Haas complete agreement to explore construction of an Acrylic Acid and Esters facility in India

Will Fuel Growth of Environmentally-friendly Acrylic & Water-based Emulsions, and Super Absorbent Polymers, in the Indian Subcontinent

Mumbai, India and Philadelphia, USA, March 21, 2007 – Reliance Industries Limited (RIL) and Rohm and Haas Company have entered into a Memorandum of Understanding (MOU) to explore the joint construction of a world-scale acrylic-monomer complex in Jamnagar, India.

This proposed facility would have the capacity to make approximately 200,000 tonnes of acrylic acid and its esters annually. While the key objective would be to serve domestic market needs, the complex could also export acrylic acid and derivatives.

Materials from the facility are intended to serve as building blocks for environmentally advanced products for paints and coatings, packaging adhesives, detergents, textile and construction materials. The new facility is expected to spur development of super absorbent polymers, used primarily in the manufacture of baby diapers.

The joint initiative involves two strong industry leaders with complementary strengths and skills. The proposed acrylic acid plant is expected to be world-scale, be located at a site with world-class infrastructure, and use Rohm and Haas's leading technology.

Reliance Industries and Rohm and Haas are committed to exploring the option to collaborate in the downstream specialty polymers and chemicals areas in the Indian subcontinent.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

About Rohm and Haas Company:

Leading the way since 1909, Rohm and Haas is a global pioneer in the creation and development of innovative technologies and solutions for the specialty materials industry. The company's technologies are found in a wide range of markets including: Building and Construction, Electronics, Food and Retail, Household and Personal Care, Industrial Process, Packaging, Paper, Transportation and Water. Our innovative technologies and solutions help to improve life everyday, around the world. Based in Philadelphia, PA, the company generated annual sales of approximately $8.2 billion in 2006. Visit www.rohmhaas.com more information. Rohm and Haas.... imagine the possibilities(TM)

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185

E-mail : ccd@ril.com

Reliance Industries Limited

MEETING OF THE SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS)

Date : 21st April, 2007

Time : 12.00 noon or soon after the conclusion of the meeting of the Equity Shareholders

Venue : Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, }
1956, and having its registered office at 3rd Floor, Maker Chambers IV, }
222, Nariman Point, Mumbai - 400 021; } .... Applicant Company

NOTICE CONVENING THE MEETING OF THE SECURED CREDITORS (INCLUDING DEBENTUREHOLDERS) OF RELIANCE INDUSTRIES LIMITED

To,

The Secured Creditors (including Debentureholders) of Reliance Industries Limited (the "**Applicant Company**")

TAKE NOTICE that by an Order made on the 16th day of March, 2007, in the above Company Application, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Secured Creditors (including Debentureholders) of the Applicant Company be convened and held at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020** on **Saturday, the 21st day of April, 2007** at **12:00 noon**, or soon after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Secured Creditors (including Debentureholders) of the Applicant Company will be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, on Saturday, the 21st day of April, 2007 at 12:00 noon or soon after the conclusion of the meeting of the Equity Shareholders of the Applicant Company, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, not later than 48 (forty eight) hours before the said meeting.

The Hon'ble High Court of Judicature at Bombay has appointed the Hon'ble Mr. Justice B.N. Srikrishna (Retd.), in his absence Mr. M. L. Bhakta, the Independent Director of the Applicant Company, and in his absence Mr. Y. P. Trivedi, the Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice B.N.Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.
Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point, Mumbai- 400 021,
Maharashtra
India.

Note: (1) All alterations made in the Form of Proxy should be initialled.

Enclosed: as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited,	}
a company incorporated under the	}
Companies Act, 1956, and having its	}
registered office at 3rd Floor,	}
Maker Chambers IV, 222, Nariman Point,	}
Mumbai - 400 021.	}...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 16th March, 2007 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited ("**IPCL**" or the "**Transferor Company**") with Reliance Industries Limited ("**RIL**" or the "**Applicant Company**" or the "**Transferee Company**") (the "**Scheme**" or "**Scheme of Amalgamation**").

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Company with the Applicant Company, which has been approved by the Board of Directors of each of the Transferor Company and the Applicant Company at their respective meetings held on 10th March, 2007 is enclosed.

3. The Transferee Company was incorporated as Mynylon Limited on 8th May, 1973 in the State of Karnataka under the provisions of the Companies Act, 1956 (the "**Act**"). The name of the Transferee Company was subsequently changed to Reliance Textile Industries Limited on 11th March, 1977. The place of the registered office of the Transferee Company was thereafter changed from the State of Karnataka to the State of Maharashtra on 2nd July, 1977. The name of the Transferee Company was again changed to Reliance Industries Limited on 27th June, 1985. The Transferee Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

4. The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petrochemicals like Naphta, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Ployglycols, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling, exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

5. The details of the authorised, issued, subscribed and paid-up capital of the Transferee Company as on 28th February, 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferee Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depository Receipts ("**GDRs**") representing the underlying equity shares of the Transferee Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc and the SEAQ System (London Stock Exchange). The non

convertible debentures of the Applicant Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

6. The Transferor Company was incorporated on 22nd March, 1969 in the State of Gujarat under the provisions of the Act.

7. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *All types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T), purified terephthalic acid (P.T.A), mono-ethylene glycol (M.E.G.), acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinyl chloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitirile, acrylics, modacrylics, polysters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retraders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically polybutadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminated articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including superficially polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types.*

(l) *All types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

8. The details of the authorised, issued, subscribed and paid-up capital of the Transferor Company as on 28th February 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Transferor Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc. The non convertible debentures of the Transferor Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Reliance group of companies (the "**Reliance Group**") which comprises RIL, which is its flagship company, and other subsidiaries and affiliate companies, is the largest business group in India on all major financial parameters, including sales, profits, net worth and assets.

10. IPCL was originally established as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. In June 2002, the Government of India as part of its disinvestment program divested 26% of its equity shares in IPCL in favour of Reliance Petroinvestments

Limited ("**RPIL**"), an associate of RIL. RPIL acquired an additional 20% of the equity share capital of IPCL through a cash offer in terms of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and currently holds 46.54% of IPCL's equity share capital.

11. IPCL presently operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara, a gas based cracker complex at Nagothane, and a gas based cracker complex at Gandhar. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). Further, in 2006, six polyester companies, namely Apollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

12. RIL, the flagship company of the Reliance Group, is one of the India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit. RIL is engaged in several businesses which *inter alia* include the production of crude oil and gas, petroleum refining, polyester, polymers and chemical products, production of textiles and such other businesses. RIL ranks amongst the world's top 10 producers for most of its products.

RATIONALE FOR THE AMALGAMATION

13. The Applicant Company and the Transferor Company are leading private sector companies in India in the Refining & Petrochemicals Sectors. The Applicant Company on the strength of its position as a major player in the polyester sector has been providing invaluable assistance in marketing the polyester products produced by the Transferor Company subsequent to the amalgamation of the aforementioned six polyester companies with the Transferor Company, and ensuring supply of key raw materials to the Transferor Company at optimum costs during the current financial year. Further, the Applicant Company has also facilitated the export of petrochemical products manufactured by the Transferor Company on the strength of its strong corporate relationship in international markets thereby significantly improving realisations and profit margins of the Transferor Company. The Board of Directors of the Applicant Company and the Transferor Company believe that the amalgamated entity will create greater value for the shareholders, than could be delivered as separate companies. The amalgamation will augment the Applicant Company's status of being India's only world scale, fully integrated, globally competitive energy company, with operations in oil and gas exploration and production (E&P), refining and marketing (R&M), petrochemicals and textiles.

14. The key determinants for success in the global energy/chemicals sector are size, scale and integration. The proposed amalgamation of the Transferor Company with the Applicant Company is in line with these global trends, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximising overall shareholder value.

15. The Applicant Company, as the amalgamated entity, would also be in a better position to achieve higher long term financial returns than would be achieved by the Applicant Company and the Transferor Company as separate entities. The Board of Directors of the Applicant Company and the Transferor Company believe that the amalgamation will make available manufacturing and other assets, financial, managerial and technical resources, personnel, capabilities, skills, expertise and technologies of both the Applicant Company and the Transferor Company leading to synergistic benefits, increased global competitiveness, cost reduction and efficiencies, productivity gains, and logistics advantages, thereby contributing to significant future growth.

16. The amalgamation, and the consequent benefits as outlined herein, will contribute to achievement of the objectives of strengthening leadership in the industry, not only in terms of the assets base, revenues, production volumes and market share, but also in terms of total shareholder return.

17. The Transferor Company's inherent operational strengths, the economies of scale and the consolidation opportunities offered by the proposed amalgamation will contribute to the profits of the amalgamated entity, thereby further enhancing overall shareholder value. The shareholders of the Transferor Company will become shareholders of the Applicant Company, which is the only private sector company from India to find place in the Fortune Global 500 list of the largest corporations in the world and will accordingly benefit.

18. The amalgamation of the Transferor Company with the Applicant Company would *inter alia* have the following benefits:

a. *Size, Scale, Integration and Financial Strength*

The amalgamation will strengthen the global ranking of the Applicant Company as one of the world's largest and most integrated energy and petrochemicals companies, in terms of assets, net worth, sales and profits. The amalgamated Applicant Company will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value. The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the Applicant Company to undertake large projects, thereby contributing to enhancement of future business potential. The respective Board of Directors of the Transferor Company and the Applicant Company both believe that the integrated facilities of the amalgamated entity, leading market share, and proprietary skill sets and capabilities, will provide a unique competitive advantage for future growth opportunities.

b. *Global competitiveness*

The Board of Directors of the Transferor Company and the Applicant Company believe that the integration of the manufacturing and other facilities of the Transferor Company and the Applicant Company will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets.

c. *Market leadership*

The amalgamation will contribute towards strengthening the Applicant Company's existing market leadership in all its major products. The Applicant Company will be a major player in the energy and petrochemical sector and the Applicant Company's leading positions in different product categories would be brought together.

d. *Industry consolidation*

The various industry segments in the global market place are undergoing a consolidation phase. The amalgamated entity will have greater potential to effectively participate in this process of consolidation, through its enhanced financial strength and the increased ability to meet competition.

e. *Strategic fit and site integration*

The Board of Directors of the Applicant Company and the Transferor Company considered the complementary nature of the businesses of the Applicant Company and the Transferor Company in terms of their commercial strengths, geographic profiles and site integration. The major part of the total asset base of the amalgamated entity will be located in the State of Gujarat. This will enable the amalgamated entity to conduct operations in the most cost effective and efficient manner.

f. *Synergies*

The combination of upstream and downstream operations of the Applicant Company and the Transferor Company will create a unique level of integration for the amalgamated entity, spanning the entire value chain in the energy business. This will enable the amalgamated entity to achieve substantial savings in costs, significantly enhancing its earnings potential. The estimated cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

g. *Enhanced organizational capabilities*

The Applicant Company, as the amalgamated entity, will benefit from improved organizational capability, arising from the combination of people from the Applicant Company and the Transferor Company who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The amalgamated entity will also benefit from the proven leadership and management ability of both companies in all facets of the energy and petrochemicals business, and a consistent track record of success in executing key strategies.

h. *Complementary management strategies*

The Applicant Company and the Transferor Company share common fundamental management philosophies. Both companies pursue sustainable growth within a conservative financial framework. The two companies also share common corporate values. These values include protection of the environment, active support for the communities where they operate, promoting diversity and opportunity in the workforce and among business partners, and providing sustained returns to shareholders. The companies have a long and highly rewarding experience of working together, and the Board of Directors of the Applicant Company and the Transferor Company believe this will contribute to a smooth integration of the companies.

i. *Other factors*

The amalgamation is expected to be beneficial to the shareholders of both, the Applicant Company and the Transferor Company. The amalgamation will enhance value for shareholders of both companies through the amalgamated entity's access to greater market resources. The amalgamation will enhance value for shareholders of the Transferor Company through the resulting large asset base and scale of operations, particularly the Applicant Company's operations in oil and gas and petroleum refining which could reduce exposure to imports of feedstock, access to the Applicant Company's strong corporate relationships built up over decades, entry into new sectors, and access to the vast talent pool of the Applicant Company and its subsidiaries. The Applicant Company's shareholders will benefit from the established petrochemicals business of the Transferor Company.

Further, investments in the future businesses will require additional resources on a substantial scale. The amalgamated entity will be better positioned to meet these increased resource requirements. An integrated and synergistic approach will be essential to function more effectively in an increasingly competitive environment. The amalgamated entity will obtain the advantage of lower operating costs by effective captive utilisation of products of both companies resulting in economies in logistics and thereby higher realisation. The amalgamation will also reduce administrative and other operating costs of running separate entities engaged in similar and allied fields and permit effective and optimal management and utilisation of resources thereby resulting in business synergies.

19. The Scheme was placed before the Board of Directors of the Applicant Company and the Transferor Company on 10th March, 2007, at which time M/s. PricewaterhouseCoopers Private Limited, Mumbai and M/s. Ernst and Young Private Limited, Mumbai jointly recommended the share exchange ratio of 1 equity share of the Applicant Company of Rs. 10/- fully paid up for every 5 equity shares of the Transferor Company of Rs. 10/- each fully paid up (the **"Share Exchange Ratio"**) for the issue of shares to the shareholders of the Transferor Company upon the effectiveness of the Scheme. The Board of Directors of each of the companies, based on and relying upon the aforesaid expert advice came to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and decided to incorporate the same in the Scheme which was approved by them at their respective meetings on 10th March, 2007.

20. It is therefore proposed to amalgamate the Transferor Company with the Applicant Company by transfer and vesting of the

undertaking and entire business of the Transferor Company on a going concern basis to the Applicant Company by way of a scheme of amalgamation under Sections 391 to 394 of the Act.

SALIENT FEATURES OF THE SCHEME

21. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and all other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2006.

(iii) The "Effective Date" for the Scheme means the last of the dates on which the conditions referred to in Clause 18.1 of the Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in the Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date.

(iv) The "Undertaking" (as defined in the Scheme) means the whole of the undertaking and entire business of the Transferor Company as a going concern including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company, in which ratio the equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company under the Scheme.

(vi) The Scheme also provides for the treatment of the existing GDRs of the Transferor Company and states that the Transferee Company shall instruct its depository to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an

appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company. In the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate, to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities law or whose issuance will be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis.

(vii) The Scheme also provides that the promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme and that the shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(viii) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the transfer of all suits, actions and legal proceedings by or against the Transferor Company;

(f) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company till the Effective Date;

(g) the transfer of permanent employees engaged in the Transferor Company to the Transferee Company on terms and conditions not less favourable than those on which they are engaged in the Transferor Company;

(h) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio and matters related thereto;

(i) the accounting treatment for the amalgamation in the books of the Transferor Company and the Transferee Company respectively; and

(j) the general terms and conditions applicable to the Scheme and other matters consequential and integrally connected thereto.

(ix) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any Governmental Authority, as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

22. *The financial position of the Applicant Company will not be* adversely affected by the Scheme. The financial position of the Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Company and the Applicant Company indicate that both companies are in a solvent position and the amalgamated entity, i.e. the Applicant Company, would emerge stronger and thus be able to meet the liabilities as and when they arise in the ordinary course of business.

23. The rights and interests of the members and the creditors of the Applicant Company and the Transferor Company will not be prejudicially affected by the Scheme.

24. The shares to be issued by the Applicant Company in exchange for shares of the Transferor Company which are currently subject to a lock-in pursuant to the amalgamation of the aforementioned six polyester companies with the Transferor Company under Sections 391-394 of the Act (the **"Existing Lock In"**) will be subject to a lock-in for the remainder of the period of the Existing Lock In or such shorter period as may be permitted.

25. The Applicant Company has received no objection letters from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for filing the Scheme with the High Court of Judicature at Bombay.

26. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

27. On the Scheme being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferor Company will seek the sanction of the High Court of Judicature at Bombay and the High Court of Judicature of Gujarat at Ahmedabad respectively to the Scheme. Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved, without winding up.

28. The directors of each of the Applicant Company and the Transferor Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trusts that hold shares in any of the companies or to the extent they may be allotted shares in the Applicant Company as a result of the Scheme.

29. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferor Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman & Managing Director	18,07,923	-
Shri Nikhil R. Meswani	Executive Director	1,21,174	-
Shri Hital R. Meswani	Executive Director	87,930	-
Shri Hardev Singh Kohli	Executive Director	1,155	-
Shri Ramniklal H. Ambani	Director	83,647	2,425
Shri Mansingh L. Bhakta	Director	1,42,000	60,000
Shri Yogendra P. Trivedi	Director	11,500	1,000
Shri Dharamvir Kapur	Director	6,772	-
Shri Mahesh P. Modi	Director	562	-
Shri S. Venkitaramanan	Director	-	-
Prof. Ashok Misra	Director	174	230
Prof. Dipak C. Jain	Director	-	-

30. The details of the present Directors of the Transferor Company, and their shareholding in the Applicant Company and the Transferor Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman	18,07,923	-
Shri Nikhil R. Meswani	Director	1,21,174	-
Shri Anand Jain	Director	-	-
Shri K. P. Nanavaty	Director	68	500
Shri S. K. Anand	Whole-time Director	45	-
Shri Lalit Bhasin	Director	-	-
Shri S. V. Haribhakti	Director	-	-
Shri Sandeep H. Junnarkar	Director	500	-
Shri R. S. Lodha	Director	-	-
Shri S. K. Bhardwaj	Director	-	-

31. (a) The capital structure of the Applicant Company pre and post amalgamation is as follows:

	Pre-Amalgamation	Post-Amalgamation
Authorised Capital	**Rs. Crores**	**Rs. Crores**
Equity Shares	2,500	2,500
Preference Shares	500	500
Issued, Subscribed and Paid-up Capital		
Equity Shares	1,393.51	1,453.65

Note: Please refer Notes (1) and (2) to Clause 2.2 in the Scheme.

(b) The pre amalgamation shareholding pattern of the Transferor Company is as follows:

Category	Percentage
Promoter and Promoter Group	47.35
Mutual Funds	3.68
Financial Institutions/ Banks	2.42
Central Government/ State Governments	0.35
Insurance Companies	11.49
Foreign Institutional Investors	9.36
Bodies Corporate	10.18
Individuals	14.78
NRIs/ OCBs	0.29
GDRs	0.10
Total	**100.00**

(c) The pre and post-amalgamation shareholding pattern of the Applicant Company is as follows:

Category	Pre-Amalgamation	Post-Amalgamation
	%	%
Promoter and Promoter Group	50.88	50.73
Mutual Funds	2.48	2.53
Financial Institutions / Banks	0.12	0.21
Central Government / State Government(s)	0.26	0.27
Insurance Companies	5.43	5.68
Foreign Institutional Investors	19.53	19.11
Bodies Corporate	4.30	4.54
Individuals	12.61	12.69
NRIs/OCBs	0.82	0.81
Shares held against GDRs	3.57	3.43
Total	**100.00**	**100.00**

Note: Please refer Notes (1) and (2) to Clause 2.2 in the Scheme.

32. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member /creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

33. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

34. The following documents will be open for inspection by the equity shareholders and creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

    (a) Certified copy of the Order of the Hon'ble High Court of Judicature at Bombay dated 16th March, 2007 in the above Company Application directing the convening of the meetings of the equity shareholders, secured creditors (including debenture holders) and unsecured creditors of the Applicant Company;

    (b) Memorandum and Articles of Association of the Applicant Company and the Transferor Company;

    (c) Annual Reports of the Applicant Company and the Transferor Company for the financial year ended 31st March, 2006;

    (d) No objection letters dated 13th March, 2007, and 14th March, 2007 received by the Applicant Company respectively from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited;

    (e) Joint valuation report dated 10th March, 2007 issued by M/s. PricewaterhouseCoopers Private Limited and M/s. Ernst and Young Private Limited;

    (f) Scheme of Amalgamation.

This Statement may be treated as the Statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this Statement may also be obtained by the equity shareholders and creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days, except Saturdays.

Justice B.N.Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
3rd Floor,
Maker Chambers IV,
222, Nariman Point,
Mumbai- 400 021.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Indian Petrochemicals Corporation Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Transferor Company"**) is a company incorporated under the Companies Act, 1956 having its Registered Office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibre intermediates and chemicals. IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Dahej; and a gas based cracker complex at Nagothane. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). In 2006, six polyester companies were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act (as defined hereinafter) and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

II. Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for most of its products. Over the years, RIL's strategy has been to build leading market share in the domestic market, pursue export opportunities, implement vertical, forward and backward integration and, at the same time, to achieve economies of scale, focus on financial management and invest in infrastructure projects.

III. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater size, scale, integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value;

(b) Strengthening leadership in the industry, not only in terms of the assets base, revenues, product range, production volumes and market share, but also in terms of total shareholder return;

(c) The synergies that exist between the two entities in terms of the products, processes and resources can be put to the best advantage of all stakeholders;

(d) The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value;

(e) The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential;

(f) The integration of the manufacturing and other facilities of IPCL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets;

(g) The amalgamated entity will benefit from improved organizational capability and leadership, arising from the combination of people from IPCL and RIL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry; and

(h) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

In view of the aforesaid, the Board of Directors of IPCL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of IPCL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of IPCL to RIL pursuant to the provisions of Section 391 to Section 394 of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertaking (as hereinafter defined) of the Transferor Company to the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and *dividends;*

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

PART I

DEFINITIONS AND SHARE CAPITAL

1. DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 "**Act**" means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 "**Appointed Date**" means 1st April 2006;

1.3 "**Effective Date**" means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date;

1.4 "**GDRs**" means Global Depository Receipts issued pursuant to the issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

1.5 "**Governmental Authority**" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.6 "**High Court**" shall mean the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall include the National Company Law Tribunal, if applicable; and "**High Courts**" shall mean both of them, as the context may require;

1.7 "**Record Date**" means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 "**Scheme**" or "**Scheme of Amalgamation**" means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or imposed or directed by the High Courts;

1.9 "**Securities Act**" shall mean the Securities Act of 1933, as amended, of the United States of America;

1.10 "**Transferee Company**" or "**RIL**" means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.11 "**Transferor Company**" or "**IPCL**" means Indian Petrochemicals Corporation Limited, a public limited company incorporated under the Act, and having its registered office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India;

1.12 "**Undertaking**" shall mean the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, from time to time.

2. SHARE CAPITAL

2.1 *Transferor Company:*

The authorised share capital and the issued, subscribed and paid-up share capital of the Transferor Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
(i) 40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
(ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Share Capital:		
30,30,10,937 Equity Shares of Rs. 10/- each		303,01,09,370
Subscribed and Paid-up Share Capital:		
30,07,02,798 Equity Shares of Rs. 10/- each	300,70,27,980	
Add: Shares Forfeited	82,72,495	301,53,00,475

2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
250,00,00,000 Equity Shares of Rs. 10 each	2500,00,00,000	
50,00,00,000 Preference Shares of Rs. 10 each	500,00,00,000	3000,00,00,000
Issued, Subscribed and Paid up Share Capital:		
139,35,08,041 Equity Shares of Rs. 10/- each fully paid up	1393,50,80,410	
Less: Calls in arrears – by others	31,27,380	1393,19,53,030

Notes:

1. The Transferee Company has proposed to issue, on preferential basis, to the promoter and entity/entities in the promoter group of the Transferee Company up to 12,00,00,000 warrants in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (the "**Guidelines**"), where the warrant holders will be entitled to apply for and be allotted one fully paid equity share of the face value of Rs.10/- each of the Transferee Company for every warrant held by them. Pursuant to a Notice dated 24th February 2007, the Transferee Company has sought the approval of its members through postal ballot in terms of Section 81(1A) and Section 192A of the Act read with the Guidelines for the proposed issue of warrants and equity shares on conversion thereof. The postal ballot process is underway and is expected to be completed by the end of March, 2007.

2. The Transferee Company has reserved issuance of 6,96,75,402 equity shares of Rs. 10/- each for offering to employees under its employee stock option scheme.

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets:*

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of sub-clause (a) above in respect of such of the assets and properties of the Transferor Company, as are movable in nature or incorporeal property

or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may if it so deems appropriate, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stand transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions if any of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the Appointed Date without the prior written consent of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the *Undertaking* including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the **"Liabilities"**) shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, *ipso facto*, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect

shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

4.3.6 Without prejudice to the foregoing provisions of this Clause 4.3:

(i) All debentures, bonds, notes or other debt securities, if any, of the Transferor Company relating to the Liabilities comprised in the Undertaking, (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company to the same extent as if it were the Transferor Company in respect of the Debt Securities so transferred and vested.

(ii) Any Debt Securities issued by the Transferor Company and held by the Transferee Company shall, unless sold or transferred by the Transferee Company at any time prior to the Effective Date, stand cancelled as on the Effective Date and be of no effect and the Transferor Company shall have no further obligation in that behalf.

4.4 ***Encumbrances:***

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4.1 and Clause 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

4.4.2 All the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, created by the Transferor Company after the Appointed Date, in terms of this Scheme, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of that Transferee Company. Provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the Appointed Date without the prior written consent of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required by statutorily or by necessary implication.

4.4.7 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

4.5 ***Inter - se Transactions:***

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming

into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. LEGAL PROCEEDINGS

On and from the Appointed Date, all suits, actions and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and/or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and/or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

7. CONDUCT OF BUSINESS

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to its business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Transferee Company.

(c) Without prejudice to the generality of Clause (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board/Committee of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. EMPLOYEES

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies

and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned employees of the Transferor Company (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

8.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date the Transferor Company shall not vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 Issue of new equity shares by Transferee Company

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company.

The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the "**Share Exchange Ratio**".

10.3 Issue of new GDRs

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the "**Transferee Depository**") to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the "**Deposit Agreement**"). The Transferor Company shall issue necessary instructions to its depository (the "**Transferor Depository**") and the Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(b) The Transferee Company and the Transferor Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (a) above, and for listing the GDRs on the Luxembourg Stock Exchange.

(c) The GDRs issued to the existing eligible GDR holders of the Transferor Company pursuant to this Clause 10.3 shall be similar in all material respects with the existing GDRs of the Transferee Company.

(d) Notwithstanding the foregoing, in the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities

law or whose issuance may be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis. The Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents and arrangements as may be necessary and appropriate in this behalf.

(e) The equity shares issued pursuant to this Scheme in relation to the existing eligible GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (e).

(f) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Transferee Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

10.4 Increase in issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.5 General provisions:

(i) **Issue of Shares in dematerialized/physical form:**

(a) In so far as the issue of new equity shares pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The share certificates representing the equity shares of the Transferor Company (including equity shares underlying the GDRs) shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(b) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(ii) **Pending share transfers, etc.:**

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(iii) **New Equity Shares subject to same terms:**

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and

Articles of Association of the *Transferee Company* and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date;

(b) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. The promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme. The shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(iv) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(v) **Fractional Entitlement:**

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors/Committee of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the **"Trustee"**), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

(vi) **Exemption From Registration:**

The equity shares issued pursuant to this Scheme will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (vi).

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and liabilities shall be determined as of the Appointed Date and accounted appropriately as may be decided by the Board of Directors of the Transferee Company.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the *Transferor Company* and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, elimination of inter-company transactions and balances between the Transferor Company and the Transferee Company and/or application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets of the Transferor Company (determined as per sub-clause (a) above), the net effect of the adjustments (referred in sub-clause (b) above) and costs, charges, stamp duty and expenses in connection with the Scheme, over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend and the shareholders of the Transferor Company shall not be entitled to dividends, if any, declared by the Transferee Company prior to the Effective Date. On and from the earlier of the dates of filing this *Scheme with the High Courts* and until the Effective Date, the Transferor Company shall declare a dividend only after prior consultation with the Transferee Company.

12.2 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association.

12.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Company and the Transferee Company may in their discretion accept or such modification(s) or addition(s) as the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental Authorities, which the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(ii) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(iii) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

18.2 In the event of this Scheme failing to take effect finally by 31st December 2007, or by such later date as may be agreed by the Board of Directors of the Transferor Company and the Board of Directors of the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES AND EXPENSES

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the arrangement of the Transferor Company with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

- And -

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } .... Applicant Company

FORM OF PROXY

I/We, the undersigned secured creditor(s) / debentureholder(s) of the Applicant Company hereby appoint ____________ of ____________ and failing him / her ____________ of ____________ as my/our proxy, to act for me / us at the meeting of the Secured Creditors (including Debentureholders) of the Applicant Company to be held at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020** on **Saturday, the 21st day of April, 2007** at **12:00 noon** or soon after the conclusion of the meeting of the Equity Shareholders of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the '**Transferor Company**') with Reliance Industries Limited (the '**Applicant Company**' or the '**Transferee Company**') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name____________(here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this ________ day of ____________ 2007

Name: ____________________________

Address: ____________________________

____

____

Affix Re. 1 Revenue Stamp

Signature across the stamp

Signature of Secured Creditor(s) / Debentureholder(s) : - ____________________________

____

Signature of Proxy: - ____________________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

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ATTENDANCE SLIP

Reliance Industries Limited

3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

FOR DEBENTUREHOLDERS

DP Id*			Client Id*	

No. of Debentures	

FOR OTHERS

Vendor Code	

NAME AND ADDRESS OF THE SECURED CREDITOR / DEBENTUREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Secured Creditors (including Debentureholders) of the Company convened pursuant to the Order dated 16th March, 2007 of the Hon'ble High Court of Judicature at Bombay, on Saturday, the 21st day of April, 2007, at 12:00 noon, or soon after the conclusion of the meeting of the Equity Shareholders of the Applicant Comapny, at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020.

Signature of the Secured Creditor / Debentureholder or proxy : ____________________

Cut here

Notes :

1. *Applicable for debentureholders holding debentures in dematerialised form.
2. Secured Creditors / Debentureholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Reliance Industries Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Reliance
Industries Limited

MEETING OF THE EQUITY SHAREHOLDERS

Date : 21st April, 2007

Time : 11.00 a.m.

Venue : Birla Matushri Sabhagar,
19, Marine Lines,
Mumbai 400 020

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } .... Applicant Company

NOTICE CONVENING THE MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE INDUSTRIES LIMITED

To,

The Equity Shareholders of Reliance Industries Limited (the "**Applicant Company**")

TAKE NOTICE that by an Order made on the 16th day of March, 2007, in the above Company Application, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on Saturday, the 21st day of April, 2007 at 11:00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, on Saturday, the 21st day of April, 2007 at 11:00 a.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, not later than 48 (forty eight) hours before the commencement of the said meeting.

The Hon'ble High Court of Judicature at Bombay has appointed the Hon'ble Mr. Justice B.N. Srikrishna (Retd.), in his absence Mr. M. L. Bhakta, the Independent Director of the Applicant Company, and in his absence Mr. Y. P. Trivedi, the Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice B.N.Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007
Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point, Mumbai- 400 021,
Maharashtra
India.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the sharesholders' meeting.

Enclosed: as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION
NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, }
a company incorporated under the }
Companies Act, 1956, and having its }
registered office at 3rd Floor, }
Maker Chambers IV, 222, Nariman Point, }
Mumbai - 400 021. }...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 16th March, 2007 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited ("**IPCL**" or the "**Transferor Company**") with Reliance Industries Limited ("**RIL**" or the "**Applicant Company**" or the "**Transferee Company**") (the "**Scheme**" or "**Scheme of Amalgamation**").

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Company with the Applicant Company, which has been approved by the Board of Directors of each of the Transferor Company and the Applicant Company at their respective meetings held on 10th March, 2007 is enclosed.

3. The Transferee Company was incorporated as Mynylon Limited on 8th May, 1973 in the State of Karnataka under the provisions of the Companies Act, 1956 (the "Act"). The name of the Transferee Company was subsequently changed to Reliance Textile Industries Limited on 11th March, 1977. The place of the registered office of the Transferee Company was thereafter changed from the State of Karnataka to the State of Maharashtra on 2nd July, 1977. The name of the Transferee Company was again changed to Reliance Industries Limited on 27th June, 1985. The Transferee Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

4. The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petro-chemicals like Naphta, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Ployglycols, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Proprylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling, exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

5. The details of the authorised, issued, subscribed and paid-up capital of the Transferee Company as on 28th February, 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferee Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depository Receipts ("**GDRs**") representing the underlying equity shares of the Transferee Company are listed on Luxembourg Stock Exchange and traded on the PORTAL^{SM} Market of the United States National Association of Securities Dealers Inc and the SEAQ System (London Stock Exchange). The non

convertible debentures of the Applicant Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

6. The Transferor Company was incorporated on 22nd March, 1969 in the State of Gujarat under the provisions of the Act.

7. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

1. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldehydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *All types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T.), purified terephthalic acid (P.T.A), mono-ethylene glycol (M.E.G.), acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinyl chloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitirile, acrylics, modacrylics, polysters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retraders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically polybutadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminated articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including superficially polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types.*

(l) *All types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

8. The details of the authorised, issued, subscribed and paid-up capital of the Transferor Company as on 28th February 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Transferor Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc. The non convertible debentures of the Transferor Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Reliance group of companies (the "**Reliance Group**") which comprises RIL, which is its flagship company, and other subsidiaries and affiliate companies, is the largest business group in India on all major financial parameters, including sales, profits, net worth and assets.

10. IPCL was originally established as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. In June 2002, the Government of India as part of its disinvestment program divested 26% of its equity shares in IPCL in favour of Reliance Petroinvestments

Limited ("**RPIL**"), an associate of RIL. RPIL acquired an additional 20% of the equity share capital of IPCL through a cash offer in terms of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and currently holds 46.54% of IPCL's equity share capital.

11. IPCL presently operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara, a gas based cracker complex at Nagothane, and a gas based cracker complex at Gandhar. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). Further, in 2006, six polyester companies, namely Apollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

12. RIL, the flagship company of the Reliance Group, is one of the India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit. RIL is engaged in several businesses which *inter alia* include the production of crude oil and gas, petroleum refining, polyester, polymers and chemical products, production of textiles and such other businesses. RIL ranks amongst the world's top 10 producers for most of its products.

RATIONALE FOR THE AMALGAMATION

13. The Applicant Company and the Transferor Company are leading private sector companies in India in the Refining & Petrochemicals Sectors. The Applicant Company on the strength of its position as a major player in the polyester sector has been providing invaluable assistance in marketing the polyester products produced by the Transferor Company subsequent to the amalgamation of the aforementioned six polyester companies with the Transferor Company, and ensuring supply of key raw materials to the Transferor Company at optimum costs during the current financial year. Further, the Applicant Company has also facilitated the export of petrochemical products manufactured by the Transferor Company on the strength of its strong corporate relationship in international markets thereby significantly improving realisations and profit margins of the Transferor Company. The Board of Directors of the Applicant Company and the Transferor Company believe that the amalgamated entity will create greater value for the shareholders, than could be delivered as separate companies. The amalgamation will augment the Applicant Company's status of being India's only world scale, fully integrated, globally competitive energy company, with operations in oil and gas exploration and production (E&P), refining and marketing (R&M), petrochemicals and textiles.

14. The key determinants for success in the global energy/chemicals sector are size, scale and integration. The proposed amalgamation of the Transferor Company with the Applicant Company is in line with these global trends, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximising overall shareholder value.

15. The Applicant Company, as the amalgamated entity, would also be in a better position to achieve higher long term financial returns than would be achieved by the Applicant Company and the Transferor Company as separate entities. The Board of Directors of the Applicant Company and the Transferor Company believe that the amalgamation will make available manufacturing and other assets, financial, managerial and technical resources, personnel, capabilities, skills, expertise and technologies of both the Applicant Company and the Transferor Company leading to synergistic benefits, increased global competitiveness, cost reduction and efficiencies, productivity gains, and logistics advantages, thereby contributing to significant future growth.

16. The amalgamation, and the consequent benefits as outlined herein, will contribute to achievement of the objectives of strengthening leadership in the industry, not only in terms of the assets base, revenues, production volumes and market share, but also in terms of total shareholder return.

17. The Transferor Company's inherent operational strengths, the economies of scale and the consolidation opportunities offered by the proposed amalgamation will contribute to the profits of the amalgamated entity, thereby further enhancing overall shareholder value. The shareholders of the Transferor Company will become shareholders of the Applicant Company, which is the only private sector company from India to find place in the Fortune Global 500 list of the largest corporations in the world and will accordingly benefit.

18. The amalgamation of the Transferor Company with the Applicant Company would *inter alia* have the following benefits:

a. *Size, Scale, Integration and Financial Strength*

The amalgamation will strengthen the global ranking of the Applicant Company as one of the world's largest and most integrated energy and petrochemicals companies, in terms of assets, net worth, sales and profits. The amalgamated Applicant Company will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value. The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the Applicant Company to undertake large projects, thereby contributing to enhancement of future business potential. The respective Board of Directors of the Transferor Company and the Applicant Company both believe that the integrated facilities of the amalgamated entity, leading market share, and proprietary skill sets and capabilities, will provide a unique competitive advantage for future growth opportunities.

b. *Global competitiveness*

The Board of Directors of the Transferor Company and the Applicant Company believe that the integration of the manufacturing and other facilities of the Transferor Company and the Applicant Company will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets.

c. *Market leadership*

The amalgamation will contribute towards strengthening the Applicant Company's existing market leadership in all its major products. The Applicant Company will be a major player in the energy and petrochemical sector and the Applicant Company's leading positions in different product categories would be brought together.

d. *Industry consolidation*

The various industry segments in the global market place are undergoing a consolidation phase. The amalgamated entity will have greater potential to effectively participate in this process of consolidation, through its enhanced financial strength and the increased ability to meet competition.

e. *Strategic fit and site integration*

The Board of Directors of the Applicant Company and the Transferor Company considered the complementary nature of the businesses of the Applicant Company and the Transferor Company in terms of their commercial strengths, geographic profiles and site integration. The major part of the total asset base of the amalgamated entity will be located in the State of Gujarat. This will enable the amalgamated entity to conduct operations in the most cost effective and efficient manner.

f. *Synergies*

The combination of upstream and downstream operations of the Applicant Company and the Transferor Company will create a unique level of integration for the amalgamated entity, spanning the entire value chain in the energy business. This will enable the amalgamated entity to achieve substantial savings in costs, significantly enhancing its earnings potential. The estimated cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

g. *Enhanced organizational capabilities*

The Applicant Company, as the amalgamated entity, will benefit from improved organizational capability, arising from the combination of people from the Applicant Company and the Transferor Company who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The amalgamated entity will also benefit from the proven leadership and management ability of both companies in all facets of the energy and petrochemicals business, and a consistent track record of success in executing key strategies.

h. *Complementary management strategies*

The Applicant Company and the Transferor Company share common fundamental management philosophies. Both companies pursue sustainable growth within a conservative financial framework. The two companies also share common corporate values. These values include protection of the environment, active support for the communities where they operate, promoting diversity and opportunity in the workforce and among business partners, and providing sustained returns to shareholders. The companies have a long and highly rewarding experience of working together, and the Board of Directors of the Applicant Company and the Transferor Company believe this will contribute to a smooth integration of the companies.

i. *Other factors*

The amalgamation is expected to be beneficial to the shareholders of both, the Applicant Company and the Transferor Company. The amalgamation will enhance value for shareholders of both companies through the amalgamated entity's access to greater market resources. The amalgamation will enhance value for shareholders of the Transferor Company through the resulting large asset base and scale of operations, particularly the Applicant Company's operations in oil and gas and petroleum refining which could reduce exposure to imports of feedstock, access to the Applicant Company's strong corporate relationships built up over decades, entry into new sectors, and access to the vast talent pool of the Applicant Company and its subsidiaries. The Applicant Company's shareholders will benefit from the established petrochemicals business of the Transferor Company.

Further, investments in the future businesses will require additional resources on a substantial scale. The amalgamated entity will be better positioned to meet these increased resource requirements. An integrated and synergistic approach will be essential to function more effectively in an increasingly competitive environment. The amalgamated entity will obtain the advantage of lower operating costs by effective captive utilisation of products of both companies resulting in economies in logistics and thereby higher realisation. The amalgamation will also reduce administrative and other operating costs of running separate entities engaged in similar and allied fields and permit effective and optimal management and utilisation of resources thereby resulting in business synergies.

19. The Scheme was placed before the Board of Directors of the Applicant Company and the Transferor Company on 10th March, 2007, at which time M/s. PricewaterhouseCoopers Private Limited, Mumbai and M/s. Ernst and Young Private Limited, Mumbai jointly recommended the share exchange ratio of 1 equity share of the Applicant Company of Rs. 10/- fully paid up for every 5 equity shares of the Transferor Company of Rs. 10/- each fully paid up (the "**Share Exchange Ratio**") for the issue of shares to the shareholders of the Transferor Company upon the effectiveness of the Scheme. The Board of Directors of each of the companies, based on and relying upon the aforesaid expert advice came to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and decided to incorporate the same in the Scheme which was approved by them at their respective meetings on 10th March, 2007.

20. It is therefore proposed to amalgamate the Transferor Company with the Applicant Company by transfer and vesting of the

undertaking and entire business of the Transferor Company on a going concern basis to the Applicant Company by way of a scheme of amalgamation under Sections 391 to 394 of the Act.

SALIENT FEATURES OF THE SCHEME

21. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and all other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2006.

(iii) The "Effective Date" for the Scheme means the last of the dates on which the conditions referred to in Clause 18.1 of the Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in the Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date.

(iv) The "Undertaking" (as defined in the Scheme) means the whole of the undertaking and entire business of the Transferor Company as a going concern including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company, in which ratio the equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company under the Scheme.

(vi) The Scheme also provides for the treatment of the existing GDRs of the Transferor Company and states that the Transferee Company shall instruct its depository to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an

appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company. In the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate, to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities law or whose issuance will be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis.

(vii) The Scheme also provides that the promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme and that the shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(viii) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the transfer of all suits, actions and legal proceedings by or against the Transferor Company;

(f) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company till the Effective Date;

(g) the transfer of permanent employees engaged in the Transferor Company to the Transferee Company on terms and conditions not less favourable than those on which they are engaged in the Transferor Company;

(h) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio and matters related thereto;

(i) the accounting treatment for the amalgamation in the books of the Transferor Company and the Transferee Company respectively; and

(j) the general terms and conditions applicable to the Scheme and other matters consequential and integrally connected thereto.

(ix) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/ or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any Governmental Authority, as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

22. The financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of the Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Company and the Applicant Company indicate that both companies are in a solvent position and the amalgamated entity, i.e. the Applicant Company, would emerge stronger and thus be able to meet the liabilities as and when they arise in the ordinary course of business.

23. The rights and interests of the members and the creditors of the Applicant Company and the Transferor Company will not be prejudicially affected by the Scheme.

24. The shares to be issued by the Applicant Company in exchange for shares of the Transferor Company which are currently subject to a lock-in pursuant to the amalgamation of the aforementioned six polyester companies with the Transferor Company under Sections 391-394 of the Act (the **"Existing Lock In"**) will be subject to a lock-in for the remainder of the period of the Existing Lock In or such shorter period as may be permitted.

25. The Applicant Company has received no objection letters from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for filing the Scheme with the High Court of Judicature at Bombay.

26. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

27. On the Scheme being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferor Company will seek the sanction of the High Court of Judicature at Bombay and the High Court of Judicature of Gujarat at Ahmedabad respectively to the Scheme. Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved, without winding up.

28. The directors of each of the Applicant Company and the Transferor Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trusts that hold shares in any of the companies or to the extent they may be allotted shares in the Applicant Company as a result of the Scheme.

29. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferor Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman & Managing Director	18,07,923	-
Shri Nikhil R. Meswani	Executive Director	1,21,174	-
Shri Hital R. Meswani	Executive Director	87,930	-
Shri Hardev Singh Kohli	Executive Director	1,155	-
Shri Ramniklal H. Ambani	Director	83,647	2,425
Shri Mansingh L. Bhakta	Director	1,42,000	60,000
Shri Yogendra P. Trivedi	Director	11,500	1,000
Shri Dharamvir Kapur	Director	6,772	-
Shri Mahesh P. Modi	Director	562	-
Shri S. Venkitaramanan	Director	-	-
Prof. Ashok Misra	Director	174	230
Prof. Dipak C. Jain	Director	-	-

30. The details of the present Directors of the Transferor Company, and their shareholding in the Applicant Company and the Transferor Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman	18,07,923	-
Shri Nikhil R. Meswani	Director	1,21,174	-
Shri Anand Jain	Director	-	-
Shri K. P. Nanavaty	Director	68	500
Shri S. K. Anand	Whole-time Director	45	-
Shri Lalit Bhasin	Director	-	-
Shri S. V. Haribhakti	Director	-	-
Shri Sandeep H. Junnarkar	Director	500	-
Shri R. S. Lodha	Director	-	-
Shri S. K. Bhardwaj	Director	-	-

31. (a) The capital structure of the Applicant Company pre and post amalgamation is as follows:

	Pre-Amalgamation	Post-Amalgamation
Authorised Capital	**Rs. Crores**	**Rs. Crores**
Equity Shares	2,500	2,500
Preference Shares	500	500
Issued, Subscribed and Paid-up Capital		
Equity Shares	1,393.51	1,453.65

Note: Please refer Notes (1) and (2) to Clause 2.2 in the Scheme.

(b) The pre amalgamation shareholding pattern of the Transferor Company is as follows:

Category	Percentage
Promoter and Promoter Group	47.35
Mutual Funds	3.68
Financial Institutions/ Banks	2.42
Central Government/ State Governments	0.35
Insurance Companies	11.49
Foreign Institutional Investors	9.36
Bodies Corporate	10.18
Individuals	14.78
NRIs/ OCBs	0.29
GDRs	0.10
Total	**100.00**

(c) The pre and post-amalgamation shareholding pattern of the Applicant Company is as follows:

Category	Pre-Amalgamation	Post-Amalgamation
	%	%
Promoter and Promoter Group	50.88	50.73
Mutual Funds	2.48	2.53
Financial Institutions / Banks	0.12	0.21
Central Government / State Government(s)	0.26	0.27
Insurance Companies	5.43	5.68
Foreign Institutional Investors	19.53	19.11
Bodies Corporate	4.30	4.54
Individuals	12.61	12.69
NRIs/OCBs	0.82	0.81
Shares held against GDRs	3.57	3.43
Total	**100.00**	**100.00**

Note: Please refer Notes (1) and (2) to Clause 2.2 in the Scheme.

32. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member /creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

33. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

34. The following documents will be open for inspection by the equity shareholders and creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

(a) Certified copy of the Order of the Hon'ble High Court of Judicature at Bombay dated 16th March, 2007 in the above Company Application directing the convening of the meetings of the equity shareholders, secured creditors (including debenture holders) and unsecured creditors of the Applicant Company;

(b) Memorandum and Articles of Association of the Applicant Company and the Transferor Company;

(c) Annual Reports of the Applicant Company and the Transferor Company for the financial year ended 31st March, 2006;

(d) No objection letters dated 13th March, 2007, and 14th March, 2007 received by the Applicant Company respectively from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited;

(e) Joint valuation report dated 10th March, 2007 issued by M/s. PricewaterhouseCoopers Private Limited and M/s. Ernst and Young Private Limited;

(f) Scheme of Amalgamation.

This Statement may be treated as the Statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this Statement may also be obtained by the equity shareholders and creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days, except Saturdays.

Justice B.N.Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
3rd Floor,
Maker Chambers IV,
222, Nariman Point,
Mumbai- 400 021.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Indian Petrochemicals Corporation Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Indian Petrochemicals Corporation Limited (**"IPCL"** or the **"Transferor Company"**) is a company incorporated under the Companies Act, 1956 having its Registered Office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibre intermediates and chemicals. IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Dahej; and a gas based cracker complex at Nagothane. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). In 2006, six polyester companies were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act (as defined hereinafter) and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

II. Reliance Industries Limited (**"RIL"** or the **"Transferee Company"**), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for most of its products. Over the years, RIL's strategy has been to build leading market share in the domestic market, pursue export opportunities, implement vertical, forward and backward integration and, at the same time, to achieve economies of scale, focus on financial management and invest in infrastructure projects.

III. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater size, scale, integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value;

(b) Strengthening leadership in the industry, not only in terms of the assets base, revenues, product range, production volumes and market share, but also in terms of total shareholder return;

(c) The synergies that exist between the two entities in terms of the products, processes and resources can be put to the best advantage of all stakeholders;

(d) The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value;

(e) The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential;

(f) The integration of the manufacturing and other facilities of IPCL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets;

(g) The amalgamated entity will benefit from improved organizational capability and leadership, arising from the combination of people from IPCL and RIL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry; and

(h) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

In view of the aforesaid, the Board of Directors of IPCL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of IPCL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of IPCL to RIL pursuant to the provisions of Section 391 to Section 394 of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertaking (as hereinafter defined) of the Transferor Company to the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **DEFINITIONS**

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 **"Act"** means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 **"Appointed Date"** means 1st April 2006;

1.3 **"Effective Date"** means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** or **"Scheme taking effect"** shall mean the Effective Date;

1.4 **"GDRs"** means Global Depository Receipts issued pursuant to the issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

1.5 **"Governmental Authority"** means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.6 **"High Court"** shall mean the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall include the National Company Law Tribunal, if applicable; and **"High Courts"** shall mean both of them, as the context may require;

1.7 **"Record Date"** means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 **"Scheme"** or **"Scheme of Amalgamation"** means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or imposed or directed by the High Courts;

1.9 **"Securities Act"** shall mean the Securities Act of 1933, as amended, of the United States of America;

1.10 **"Transferee Company"** or **"RIL"** means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.11 **"Transferor Company"** or **"IPCL"** means Indian Petrochemicals Corporation Limited, a public limited company incorporated under the Act, and having its registered office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India;

1.12 **"Undertaking"** shall mean the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, from time to time.

2. SHARE CAPITAL

2.1 *Transferor Company:*

The authorised share capital and the issued, subscribed and paid-up share capital of the Transferor Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
(i) 40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
(ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Share Capital:		
30,30,10,937 Equity Shares of Rs. 10/- each		303,01,09,370
Subscribed and Paid-up Share Capital:		
30,07,02,798 Equity Shares of Rs. 10/- each	300,70,27,980	
Add: Shares Forfeited	82,72,495	301,53,00,475

2.2 *Transferee Company:*

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
250,00,00,000 Equity Shares of Rs. 10 each	2500,00,00,000	
50,00,00,000 Preference Shares of Rs. 10 each	500,00,00,000	3000,00,00,000
Issued, Subscribed and Paid up Share Capital:		
139,35,08,041 Equity Shares of Rs. 10/- each fully paid up	1393,50,80,410	
Less: Calls in arrears – by others	31,27,380	1393,19,53,030

Notes:

1. The Transferee Company has proposed to issue, on preferential basis, to the promoter and entity/entities in the promoter group of the Transferee Company up to 12,00,00,000 warrants in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (the **"Guidelines"**), where the warrant holders will be entitled to apply for and be allotted one fully paid equity share of the face value of Rs.10/- each of the Transferee Company for every warrant held by them. Pursuant to a Notice dated 24th February 2007, the Transferee Company has sought the approval of its members through postal ballot in terms of Section 81(1A) and Section 192A of the Act read with the Guidelines for the proposed issue of warrants and equity shares on conversion thereof. The postal ballot process is underway and is expected to be completed by the end of March, 2007.

2. The Transferee Company has reserved issuance of 6,96,75,402 equity shares of Rs. 10/- each for offering to employees under its employee stock option scheme.

3. DATE WHEN THE SCHEME COMES INTO OPERATION

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER OF UNDERTAKING

4. TRANSFER OF UNDERTAKING

4.1 *Generally:*

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 *Transfer of Assets:*

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of sub-clause (a) above in respect of such of the assets and properties of the Transferor Company, as are movable in nature or incorporeal property

or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may if it so deems appropriate, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stand transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions if any of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the Appointed Date without the prior written consent of the Transferee Company.

4.3 *Transfer of Liabilities:*

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the **"Liabilities"**) shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, *ipso facto*, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect

shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

4.3.6 Without prejudice to the foregoing provisions of this Clause 4.3:

(i) All debentures, bonds, notes or other debt securities, if any, of the Transferor Company relating to the Liabilities comprised in the Undertaking, (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company to the same extent as if it were the Transferor Company in respect of the Debt Securities so transferred and vested.

(ii) Any Debt Securities issued by the Transferor Company and held by the Transferee Company shall, unless sold or transferred by the Transferee Company at any time prior to the Effective Date, stand cancelled as on the Effective Date and be of no effect and the Transferor Company shall have no further obligation in that behalf.

4.4 ***Encumbrances:***

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4.1 and Clause 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

4.4.2 All the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, created by the Transferor Company after the Appointed Date, in terms of this Scheme, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of that Transferee Company. Provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the Appointed Date without the prior written consent of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required by statutorily or by necessary implication.

4.4.7 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

4.5 ***Inter - se Transactions:***

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming

into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. **LEGAL PROCEEDINGS**

On and from the Appointed Date, all suits, actions and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and/or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and/or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

7. **CONDUCT OF BUSINESS**

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to its business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Transferee Company.

(c) Without prejudice to the generality of Clause (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board/Committee of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. **EMPLOYEES**

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies

and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/ or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned employees of the Transferor Company (collectively referred to as the "**Funds**") and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

8.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date the Transferor Company shall not vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 **Issue of new equity shares by Transferee Company**

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, *successors* in the Transferor Company.

The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the "**Share Exchange Ratio**".

10.3 **Issue of new GDRs**

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the "**Transferee Depository**") to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the "**Deposit Agreement**"). The Transferor Company shall issue necessary instructions to its depository (the "**Transferor Depository**") and the Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(b) The Transferee Company and the Transferor Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (a) above, and for listing the GDRs on the Luxembourg Stock Exchange.

(c) The GDRs issued to the existing eligible GDR holders of the Transferor Company pursuant to this Clause 10.3 shall be similar in all material respects with the existing GDRs of the Transferee Company.

(d) Notwithstanding the foregoing, in the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities

law or whose issuance may be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis. The Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents and arrangements as may be necessary and appropriate in this behalf.

(e) The equity shares issued pursuant to this Scheme in relation to the existing eligible GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (e).

(f) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Transferee Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

10.4 Increase in issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.5 General provisions:

(i) **Issue of Shares in dematerialized/physical form:**

(a) In so far as the issue of new equity shares pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The share certificates representing the equity shares of the Transferor Company (including equity shares underlying the GDRs) shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(b) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(ii) **Pending share transfers, etc.:**

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(iii) **New Equity Shares subject to same terms:**

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and

. Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date;

(b) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be *listed and/or admitted to* trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. The promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme. The shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(iv) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(v) **Fractional Entitlement:**

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors/Committee of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the **"Trustee"**), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

(vi) **Exemption From Registration:**

The equity shares issued pursuant to this Scheme will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (vi).

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and liabilities shall be determined as of the Appointed Date and accounted appropriately as may be decided by the Board of Directors of the Transferee Company.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, elimination of inter-company transactions and balances between the Transferor Company and the Transferee Company and/or application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets of the Transferor Company (determined as per sub-clause (a) above), the net effect of the adjustments (referred in sub-clause (b) above) and costs, charges, stamp duty and expenses in connection with the Scheme, over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend and the shareholders of the Transferor Company shall not be entitled to dividends, if any, declared by the Transferee Company prior to the Effective Date. On and from the earlier of the dates of filing this Scheme with the High Courts and until the Effective Date, the Transferor Company shall declare a dividend only after prior consultation with the Transferee Company.

12.2 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association.

12.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Company and the Transferee Company may in their discretion accept or such modification(s) or addition(s) as the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental Authorities, which the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(ii) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(iii) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

18.2 In the event of this Scheme failing to take effect finally by 31st December 2007, or by such later date as may be agreed by the Board of Directors of the Transferor Company and the Board of Directors of the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES AND EXPENSES

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the arrangement of the Transferor Company with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

- And -

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } .... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder(s) of the Applicant Company hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my/our proxy, to act for me / us at the meeting of the Equity Shareholders of the Applicant Company to be held on **Saturday, the 21st day of April, 2007** at **11.00 a.m.** at **Birla Matushri Sabhagar, 19, Marine Line, Mumbai - 400 020** for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the '**Transferor Company**') with Reliance Industries Limited (the '**Applicant Company**' or the '**Transferee Company**') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name ______________ (here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ______________ 2007

Name: ____

Address: ____

____

Affix Re. 1 Revenue Stamp

Signature across the stamp

(For Demat holding) DP. Id. ______________________ Client Id. ______________________

(For Physical holding) Folio No. ______________________

No. of shares held : ______________________

Signature of Shareholder(s) : Sole holder / First holder - ______________________

Second holder - ______________________

Third holder - ______________________

Signature of Proxy: - ______________________

NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. Proxy need not be a shareholder of the Applicant Company.
5. In case of multiple proxies, the proxy later in time shall be accepted.

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ATTENDANCE SLIP

Reliance

Industries Limited

3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP Id*	
Client Id*	

Folio No.	
No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Equity Shareholders of the Company convened pursuant to the Order dated 16th March, 2007 of the Hon'ble High Court of Judicature at Bombay on Saturday, the 21st day of April, 2007, at 11:00 a.m. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020.

Signature of the Equity Shareholder or proxy : ____________________

Notes :

1. *Applicable for shareholders holding shares in dematerialised form.
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

Cut here

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Reliance Industries Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034

Orient

Reliance
Industries Limited

MEETING OF THE UNSECURED CREDITORS

Date : 21st April, 2007

Time : 12.30 p.m. or soon after the conclusion of the meeting of the Secured Creditors (Including Debentureholders)

Venue : Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020

CONTENTS — PAGES

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, }
1956, and having its registered office at 3rd Floor, Maker Chambers IV, }
222, Nariman Point, Mumbai - 400 021. } .... Applicant Company

NOTICE CONVENING THE MEETING OF THE UNSECURED CREDITORS OF RELIANCE INDUSTRIES LIMITED

To,

The Unsecured Creditors of Reliance Industries Limited (the "**Applicant Company**")

TAKE NOTICE that by an Order made on the 16th day of March, 2007, in the above Company Application, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Unsecured Creditors of the Applicant Company be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 on Saturday, the 21st day of April, 2007 at 12:30 p.m., or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders) of the Applicant Company, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Unsecured Creditors of the Applicant Company will be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020, on Saturday, the 21st day of April, 2007 at 12:30 p.m. or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders) of the Applicant Company, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, not later than 48 (forty eight) hours before the said meeting.

The Hon'ble High Court of Judicature at Bombay has appointed the Hon'ble Mr. Justice B.N. Srikrishna (Retd.), in his absence Mr. M. L. Bhakta, the Independent Director of the Applicant Company, and in his absence Mr. Y. P. Trivedi, the Independent Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Statement under Section 393 of the Companies Act, 1956, a copy of the Scheme and a Form of Proxy is enclosed.

Justice B.N.Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.
Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point, Mumbai- 400 021,
Maharashtra
India.

Note: (1) All alterations made in the Form of Proxy should be initialled.

Enclosed : as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited,	}
a company incorporated under the	}
Companies Act, 1956, and having its	}
registered office at 3rd Floor,	}
Maker Chambers IV, 222, Nariman Point,	}
Mumbai - 400 021.	}...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 16th March, 2007 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including Debentureholders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited ("**IPCL**" or the "**Transferor Company**") with Reliance Industries Limited ("**RIL**" or the "**Applicant Company**" or the "**Transferee Company**") (the "**Scheme**" or "**Scheme of Amalgamation**").

2. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Company with the Applicant Company, which has been approved by the Board of Directors of each of the Transferor Company and the Applicant Company at their respective meetings held on 10th March, 2007 is enclosed.

3. The Transferee Company was incorporated as Mynylon Limited on 8th May, 1973 in the State of Karnataka under the provisions of the Companies Act, 1956 (the "Act"). The name of the Transferee Company was subsequently changed to Reliance Textile Industries Limited on 11th March, 1977. The place of the registered office of the Transferee Company was thereafter changed from the State of Karnataka to the State of Maharashtra on 2nd July, 1977. The name of the Transferee Company was again changed to Reliance Industries Limited on 27th June, 1985. The Transferee Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

4. The objects for which the Transferee Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

    1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

    2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petro-chemicals like Naphta, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Ployglycols, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

    3. *To carry on the business of manufacturing, buying, selling, exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of, cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

    4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

5. The details of the authorised, issued, subscribed and paid-up capital of the Transferee Company as on 28th February, 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferee Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depository Receipts ("**GDRs**") representing the underlying equity shares of the Transferee Company are listed on Luxembourg Stock Exchange and traded on the PORTAL℠ Market of the United States National Association of Securities Dealers Inc and the SEAQ System (London Stock Exchange). The non

convertible debentures of the Applicant Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

6. The Transferor Company was incorporated on 22nd March, 1969 in the State of Gujarat under the provisions of the Act.

7. The objects for which the Transferor Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

I. *To carry on in India and elsewhere the business of processing, converting, producing, manufacturing, formulating, using, buying, acquiring, importing, storing, packaging, selling, transporting, distributing, exporting and disposing:*

(a) *All organic and inorganic chemicals, synthetic chemicals derived from petroleum hydrocarbon elements, chemical compounds and products of any nature and kind whatsoever including by-products, derivatives and mixtures thereof.*

(b) *Special types of petroleum and petroleum products, including specifically refinery gases, reformer gases, naphtha, reformat, special middle distillate fractions, residual fuel oil and slack wax.*

(c) *All petrochemicals, building blocks and derivatives thereof, whether liquid, solid or gaseous and including specifically benzene, toluene, ortho xylene, meta xylene, para xylene, ethyl benzene, ethylene, propylene, propane, ethane, butanes, butenes, butadiene, isoprene, oxides, glycols and polyglycols of ethylene, propylene and butylene, chlorinated hydrocarbons, aliphatic and aromatic alcohols, aldebydes, ketones, acids, aromatic acid anhydrides, vinyl acetate, vinyl chloride, acrylics, esters of ortho, meta and terephthalic acids.*

(d) *All types of man-made and synthetic fibres, including polyester, polyester filament yarn, polyester staple fibre, nylon staple fibre, nylon filament yarn, acrylic fibre, rayon, grade wood pulp, viscose staple fibre, polypropylene staple fibre, polyvinyl alcohol, vinyl acetate, polypropylene filament yarn, polyethylene terephthalate (P.E.T.), blended fibres, viscose filament yarn, modal fibre, regenerated fibres, bicomponent fibres, and all types of speciality yarns and polymers, monomers, elastomers and resins of all types and grades and copolymer formulations and in all forms (raw or processed or finished or otherwise) such as films, emulsions, fibres, yarns, powder, products, flakes, sheets, tubes, pipes, fittings, granules, laminates, co-extrudates or as processed goods, including specifically polyester chips, dimethyl terephthalate (D.M.T), purified terephthalic acid (P.T.A), mono-ethylene glycol (M.E.G.), acrylonitrile, p-xylene, polyester, metallised films, filament yarns, polyethylene, polypropylene, poly-styrene, poly-vinyl chloride, polyvinyl acetate, vinyl acetate, polymethyl metacrylate, epoxy resins, alkyd resins, melamine resins, polycarbonates, polyamides, polyacrylonitirile, acrylics, modacrylics, polysters such as polyethylene terephthalate and polyethylene isophthalate, polybutene terephthalate, thermosetting and thermoplastic materials and compounding agents and additives thereof.*

(e) *Polymer processing chemicals of all types and for all purposes and including specifically plasticisers, fillers, anti-oxidants, retraders and colouring chemicals.*

(f) *Elastomers, reclaimed rubber and synthetic rubber of all types, grades, forms and copolymer formulations, including specifically polybutadiene, polyisoprene, butyl rubber, nitrile rubber, EP rubber, speciality rubbers and including rubber processing chemicals such as accelerators, anti-oxidants, retarders and fillers, synthetic rubber coated and laminated articles.*

(g) *Synthetic fibres and fibre intermediates of all types, grades and formulations and including superficially polyester fibres, polyacrylonitrile, polyvinyl acetate, polypropylene, nylon and rayon.*

(h) *Solvents of all types, grades and formulations, essences, flavours perfumery materials, surface coatings and lacquers.*

(i) *Synthetic detergents and detergent intermediates of all types and surface active agents and including specifically dodecyl benzene, propylene tetramer and biodegradable detergents.*

(j) *Pesticides, micronutrients and related intermediates of all types and formulations including specifically insecticides, pesticides, weedicides, rodenticides and fungicides.*

(k) *Refrigerants of all types.*

(l) *All types of organic heavy and inorganic heavy chemicals, fine chemicals, including photographic chemicals and other chemical substances of all kinds, basic, intermediate, finished or otherwise.*

8. The details of the authorised, issued, subscribed and paid-up capital of the Transferor Company as on 28th February 2007 are set out in the Scheme of Amalgamation. The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The GDRs representing the underlying equity shares of the Transferor Company are listed on Luxembourg Stock Exchange and traded on the PORTALsm Market of the United States National Association of Securities Dealers Inc. The non convertible debentures of the Transferor Company are listed on the Wholesale Debt Market segment of the National Stock Exchange of India Limited.

BACKGROUND TO THE AMALGAMATION

9. The Reliance group of companies (the "**Reliance Group**") which comprises RIL, which is its flagship company, and other subsidiaries and affiliate companies, is the largest business group in India on all major financial parameters, including sales, profits, net worth and assets.

10. IPCL was originally established as a Government of India undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals industry and the petrochemicals market in India. In June 2002, the Government of India as part of its disinvestment program divested 26% of its equity shares in IPCL in favour of Reliance Petroinvestments

Limited ("**RPIL**"), an associate of RIL. RPIL acquired an additional 20% of the equity share capital of IPCL through a cash offer in terms of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and currently holds 46.54% of IPCL's equity share capital.

11. IPCL presently operates three integrated petrochemicals complexes in India - a naphtha based cracker complex at Vadodara, a gas based cracker complex at Nagothane, and a gas based cracker complex at Gandhar. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). Further, in 2006, six polyester companies, namely Apollo Fibres Limited, Central India Polyesters Limited, India Polyfibres Limited, Orissa Polyfibres Limited, Recron Synthetics Limited and Silvassa Industries Private Limited, were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

12. RIL, the flagship company of the Reliance Group, is one of the India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit. RIL is engaged in several businesses which *inter alia* include the production of crude oil and gas, petroleum refining, polyester, polymers and chemical products, production of textiles and such other businesses. RIL ranks amongst the world's top 10 producers for most of its products.

RATIONALE FOR THE AMALGAMATION

13. The Applicant Company and the Transferor Company are leading private sector companies in India in the Refining & Petrochemicals Sectors. The Applicant Company on the strength of its position as a major player in the polyester sector has been providing invaluable assistance in marketing the polyester products produced by the Transferor Company subsequent to the amalgamation of the aforementioned six polyester companies with the Transferor Company, and ensuring supply of key raw materials to the Transferor Company at optimum costs during the current financial year. Further, the Applicant Company has also facilitated the export of petrochemical products manufactured by the Transferor Company on the strength of its strong corporate relationship in international markets thereby significantly improving realisations and profit margins of the Transferor Company. The Board of Directors of the Applicant Company and the Transferor Company believe that the amalgamated entity will create greater value for the shareholders, than could be delivered as separate companies. The amalgamation will augment the Applicant Company's status of being India's only world scale, fully integrated, globally competitive energy company, with operations in oil and gas exploration and production (E&P), refining and marketing (R&M), petrochemicals and textiles.

14. The key determinants for success in the global energy/chemicals sector are size, scale and integration. The proposed amalgamation of the Transferor Company with the Applicant Company is in line with these global trends, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximising overall shareholder value.

15. The Applicant Company, as the amalgamated entity, would also be in a better position to achieve higher long term financial returns than would be achieved by the Applicant Company and the Transferor Company as separate entities. The Board of Directors of the Applicant Company and the Transferor Company believe that the amalgamation will make available manufacturing and other assets, financial, managerial and technical resources, personnel, capabilities, skills, expertise and technologies of both the Applicant Company and the Transferor Company leading to synergistic benefits, increased global competitiveness, cost reduction and efficiencies, productivity gains, and logistics advantages, thereby contributing to significant future growth.

16. The amalgamation, and the consequent benefits as outlined herein, will contribute to achievement of the objectives of strengthening leadership in the industry, not only in terms of the assets base, revenues, production volumes and market share, but also in terms of total shareholder return.

17. The Transferor Company's inherent operational strengths, the economies of scale and the consolidation opportunities offered by the proposed amalgamation will contribute to the profits of the amalgamated entity, thereby further enhancing overall shareholder value. The shareholders of the Transferor Company will become shareholders of the Applicant Company, which is the only private sector company from India to find place in the Fortune Global 500 list of the largest corporations in the world and will accordingly benefit.

18. The amalgamation of the Transferor Company with the Applicant Company would *inter alia* have the following benefits:

    a. *Size, Scale, Integration and Financial Strength*

    The amalgamation will strengthen the global ranking of the Applicant Company as one of the world's largest and most integrated energy and petrochemicals companies, in terms of assets, net worth, sales and profits. The amalgamated Applicant Company will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value. The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the Applicant Company to undertake large projects, thereby contributing to enhancement of future business potential. The respective Board of Directors of the Transferor Company and the Applicant Company both believe that the integrated facilities of the amalgamated entity, leading market share, and proprietary skill sets and capabilities, will provide a unique competitive advantage for future growth opportunities.

    b. *Global competitiveness*

    The Board of Directors of the Transferor Company and the Applicant Company believe that the integration of the manufacturing and other facilities of the Transferor Company and the Applicant Company will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets.

c. *Market leadership*

The amalgamation will contribute towards strengthening the Applicant Company's existing market leadership in all its major products. The Applicant Company will be a major player in the energy and petrochemical sector and the Applicant Company's leading positions in different product categories would be brought together.

d. *Industry consolidation*

The various industry segments in the global market place are undergoing a consolidation phase. The amalgamated entity will have greater potential to effectively participate in this process of consolidation, through its enhanced financial strength and the increased ability to meet competition.

e. *Strategic fit and site integration*

The Board of Directors of the Applicant Company and the Transferor Company considered the complementary nature of the businesses of the Applicant Company and the Transferor Company in terms of their commercial strengths, geographic profiles and site integration. The major part of the total asset base of the amalgamated entity will be located in the State of Gujarat. This will enable the amalgamated entity to conduct operations in the most cost effective and efficient manner.

f. *Synergies*

The combination of upstream and downstream operations of the Applicant Company and the Transferor Company will create a unique level of integration for the amalgamated entity, spanning the entire value chain in the energy business. This will enable the amalgamated entity to achieve substantial savings in costs, significantly enhancing its earnings potential. The estimated cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

g. *Enhanced organizational capabilities*

The Applicant Company, as the amalgamated entity, will benefit from improved organizational capability, arising from the combination of people from the Applicant Company and the Transferor Company who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The amalgamated entity will also benefit from the proven leadership and management ability of both companies in all facets of the energy and petrochemicals business, and a consistent track record of success in executing key strategies.

h. *Complementary management strategies*

The Applicant Company and the Transferor Company share common fundamental management philosophies. Both companies pursue sustainable growth within a conservative financial framework. The two companies also share common corporate values. These values include protection of the environment, active support for the communities where they operate, promoting diversity and opportunity in the workforce and among business partners, and providing sustained returns to shareholders. The companies have a long and highly rewarding experience of working together, and the Board of Directors of the Applicant Company and the Transferor Company believe this will contribute to a smooth integration of the companies.

i. *Other factors*

The amalgamation is expected to be beneficial to the shareholders of both, the Applicant Company and the Transferor Company. The amalgamation will enhance value for shareholders of both companies through the amalgamated entity's access to greater market resources. The amalgamation will enhance value for shareholders of the Transferor Company through the resulting large asset base and scale of operations, particularly the Applicant Company's operations in oil and gas and petroleum refining which could reduce exposure to imports of feedstock, access to the Applicant Company's strong corporate relationships built up over decades, entry into new sectors, and access to the vast talent pool of the Applicant Company and its subsidiaries. The Applicant Company's shareholders will benefit from the established petrochemicals business of the Transferor Company.

Further, investments in the future businesses will require additional resources on a substantial scale. The amalgamated entity will be better positioned to meet these increased resource requirements. An integrated and synergistic approach will be essential to function more effectively in an increasingly competitive environment. The amalgamated entity will obtain the advantage of lower operating costs by effective captive utilisation of products of both companies resulting in economies in logistics and thereby higher realisation. The amalgamation will also reduce administrative and other operating costs of running separate entities engaged in similar and allied fields and permit effective and optimal management and utilisation of resources thereby resulting in business synergies.

19. The Scheme was placed before the Board of Directors of the Applicant Company and the Transferor Company on 10th March, 2007, at which time M/s. PricewaterhouseCoopers Private Limited, Mumbai and M/s. Ernst and Young Private Limited, Mumbai jointly recommended the share exchange ratio of 1 equity share of the Applicant Company of Rs. 10/- fully paid up for every 5 equity shares of the Transferor Company of Rs. 10/- each fully paid up (the "**Share Exchange Ratio**") for the issue of shares to the shareholders of the Transferor Company upon the effectiveness of the Scheme. The Board of Directors of each of the companies, based on and relying upon the aforesaid expert advice came to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and decided to incorporate the same in the Scheme which was approved by them at their respective meetings on 10th March, 2007.

20. It is therefore proposed to amalgamate the Transferor Company with the Applicant Company by transfer and vesting of the

undertaking and entire business of the Transferor Company on a going concern basis to the Applicant Company by way of a scheme of amalgamation under Sections 391 to 394 of the Act.

SALIENT FEATURES OF THE SCHEME

21. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and all other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be April 1, 2006.

(iii) The "Effective Date" for the Scheme means the last of the dates on which the conditions referred to in Clause 18.1 of the Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in the Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date.

(iv) The "Undertaking" (as defined in the Scheme) means the whole of the undertaking and entire business of the Transferor Company as a going concern including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/ or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in the Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company, in which ratio the equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company under the Scheme.

(vi) The Scheme also provides for the treatment of the existing GDRs of the Transferor Company and states that the Transferee Company shall instruct its depository to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an

appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company. In the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate, to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities law or whose issuance will be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis.

(vii) The Scheme also provides that the promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme and that the shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(viii) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Transferor Company in the Transferee Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Transferor Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company;

(e) the transfer of all suits, actions and legal proceedings by or against the Transferor Company;

(f) the manner in which the business is to be carried on in trust by the Transferor Company for the benefit of the Transferee Company till the Effective Date;

(g) the transfer of permanent employees engaged in the Transferor Company to the Transferee Company on terms and conditions not less favourable than those on which they are engaged in the Transferor Company;

(h) the issuance of shares by the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio and matters related thereto;

(i) the accounting treatment for the amalgamation in the books of the Transferor Company and the Transferee Company respectively; and

(j) the general terms and conditions applicable to the Scheme and other matters consequential and integrally connected thereto.

(ix) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any Governmental Authority, as may be required by law in respect of the Scheme being obtained; and

(c) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

22. The financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of the Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Company and the Applicant Company indicate that both companies are in a solvent position and the amalgamated entity, i.e. the Applicant Company, would emerge stronger and thus be able to meet the liabilities as and when they arise in the ordinary course of business.

23. The rights and interests of the members and the creditors of the Applicant Company and the Transferor Company will not be prejudicially affected by the Scheme.

24. The shares to be issued by the Applicant Company in exchange for shares of the Transferor Company which are currently subject to a lock-in pursuant to the amalgamation of the aforementioned six polyester companies with the Transferor Company under Sections 391-394 of the Act (the "**Existing Lock In**") will be subject to a lock-in for the remainder of the period of the Existing Lock In or such shorter period as may be permitted.

25. The Applicant Company has received no objection letters from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for filing the Scheme with the High Court of Judicature at Bombay.

26. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 251 of the Act.

27. On the Scheme being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Transferor Company will seek the sanction of the High Court of Judicature at Bombay and the High Court of Judicature of Gujarat at Ahmedabad respectively to the Scheme. Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved, without winding up.

28. The directors of each of the Applicant Company and the Transferor Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trusts that hold shares in any of the companies or to the extent they may be allotted shares in the Applicant Company as a result of the Scheme.

29. The details of the present Directors of the Applicant Company, and their shareholding in the Applicant Company and the Transferor Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman & Managing Director	18,07,923	-
Shri Nikhil R. Meswani	Executive Director	1,21,174	-
Shri Hital R. Meswani	Executive Director	87,930	-
Shri Hardev Singh Kohli	Executive Director	1,155	-
Shri Ramniklal H. Ambani	Director	83,647	2,425
Shri Mansingh L. Bhakta	Director	1,42,000	60,000
Shri Yogendra P. Trivedi	Director	11,500	1,000
Shri Dharamvir Kapur	Director	6,772	-
Shri Mahesh P. Modi	Director	562	-
Shri S. Venkitaramanan	Director	-	-
Prof. Ashok Misra	Director	174	230
Prof. Dipak C. Jain	Director	-	-

30. The details of the present Directors of the Transferor Company, and their shareholding in the Applicant Company and the Transferor Company as on 9th March, 2007 are as follows:

Name of Director	Position	Equity Shares held in	
		RIL	IPCL
Shri Mukesh D. Ambani	Chairman	18,07,923	-
Shri Nikhil R. Meswani	Director	1,21,174	-
Shri Anand Jain	Director	-	-
Shri K. P. Nanavaty	Director	68	500
Shri S. K. Anand	Whole-time Director	45	-
Shri Lalit Bhasin	Director	-	-
Shri S. V. Haribhakti	Director	-	-
Shri Sandeep H. Junnarkar	Director	500	-
Shri R. S. Lodha	Director	-	-
Shri S. K. Bhardwaj	Director	-	-

31. (a) The capital structure of the Applicant Company pre and post amalgamation is as follows:

	Pre-Amalgamation	Post-Amalgamation
Authorised Capital	**Rs. Crores**	**Rs. Crores**
Equity Shares	2,500	2,500
Preference Shares	500	500
Issued, Subscribed and Paid-up Capital		
Equity Shares	1,393.51	1,453.65

Note: Please refer Notes (1) and (2) to Clause 2.2 in the Scheme.

(b) The pre amalgamation shareholding pattern of the Transferor Company is as follows:

Category	Percentage
Promoter and Promoter Group	47.35
Mutual Funds	3.68
Financial Institutions/ Banks	2.42
Central Government/ State Governments	0.35
Insurance Companies	11.49
Foreign Institutional Investors	9.36
Bodies Corporate	10.18
Individuals	14.78
NRIs/ OCBs	0.29
GDRs	0.10
Total	**100.00**

(c) The pre and post-amalgamation shareholding pattern of the Applicant Company is as follows:

Category	Pre-Amalgamation	Post-Amalgamation
	%	%
Promoter and Promoter Group	50.88	50.73
Mutual Funds	2.48	2.53
Financial Institutions / Banks	0.12	0.21
Central Government / State Government(s)	0.26	0.27
Insurance Companies	5.43	5.68
Foreign Institutional Investors	19.53	19.11
Bodies Corporate	4.30	4.54
Individuals	12.61	12.69
NRIs/OCBs	0.82	0.81
Shares held against GDRs	3.57	3.43
Total	**100.00**	**100.00**

Note: Please refer Notes (1) and (2) to Clause 2.2 in the Scheme.

32. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member /creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

33. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

34. The following documents will be open for inspection by the equity shareholders and creditors of the Applicant Company up to one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturdays:

(a) Certified copy of the Order of the Hon'ble High Court of Judicature at Bombay dated 16th March, 2007 in the above Company Application directing the convening of the meetings of the equity shareholders, secured creditors (including debenture holders) and unsecured creditors of the Applicant Company;

(b) Memorandum and Articles of Association of the Applicant Company and the Transferor Company;

(c) Annual Reports of the Applicant Company and the Transferor Company for the financial year ended 31st March, 2006;

(d) No objection letters dated 13th March, 2007, and 14th March, 2007 received by the Applicant Company respectively from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited;

(e) Joint valuation report dated 10th March, 2007 issued by M/s. PricewaterhouseCoopers Private Limited and M/s. Ernst and Young Private Limited;

(f) Scheme of Amalgamation.

This Statement may be treated as the Statement under Section 173 and also Section 393 of the Act. A copy of the Scheme and this Statement may also be obtained by the equity shareholders and creditors of the Applicant Company from the registered office of the Applicant Company during ordinary business hours on all working days, except Saturdays.



Justice B.N.Srikrishna (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007.

Registered Office:
3rd Floor,
Maker Chambers IV,
222, Nariman Point,
Mumbai- 400 021.

SCHEME OF AMALGAMATION

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

OF

Indian Petrochemicals Corporation Limited (the "Transferor Company")

WITH

Reliance Industries Limited (the "Transferee Company")

GENERAL

A. Description of Companies

I. Indian Petrochemicals Corporation Limited ("**IPCL**" or the "**Transferor Company**") is a company incorporated under the Companies Act, 1956 having its Registered Office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat. IPCL is a leading Indian integrated manufacturer of petrochemicals products. Its primary products are polymers, fibre intermediates and chemicals. IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex at Dahej; and a gas based cracker complex at Nagothane. The polymer business of IPCL encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). In 2006, six polyester companies were amalgamated with IPCL pursuant to a scheme of amalgamation under Sections 391-394 of the Act (as defined hereinafter) and pursuant to the amalgamation, IPCL has acquired polyester units located at Allahabad (Uttar Pradesh), Hoshiarpur (Punjab), Barabanki (Uttar Pradesh), Dhenkanal (Orissa), Nagpur (Maharashtra) and Silvassa (Union Territory of Daman & Diu).

II. Reliance Industries Limited ("**RIL**" or the "**Transferee Company**"), is a company incorporated under the Companies Act, 1956 having its Registered Office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021. The Transferee Company is one of India's largest private sector industrial enterprises in terms of net turnover, total assets, net worth and net profit and is a Fortune 500 company. RIL ranks amongst the world's top 10 producers for most of its products. Over the years, RIL's strategy has been to build leading market share in the domestic market, pursue export opportunities, implement vertical, forward and backward integration and, at the same time, to achieve economies of scale, focus on financial management and invest in infrastructure projects.

III. This Scheme of Amalgamation provides for the amalgamation of the Transferor Company with the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

B. Rationale for the Scheme

The amalgamation of the Transferor Company with the Transferee Company would *inter alia* have the following benefits:

(a) Greater size, scale, integration and greater financial strength and flexibility for the amalgamated entity, which would result in maximising overall shareholder value;

(b) Strengthening leadership in the industry, not only in terms of the assets base, revenues, product range, production volumes and market share, but also in terms of total shareholder return;

(c) The synergies that exist between the two entities in terms of the products, processes and resources can be put to the best advantage of all stakeholders;

(d) The amalgamated entity will have the ability to leverage on its large asset base, diverse range of products and services, and vast pool of intellectual capital, to enhance shareholder value;

(e) The amalgamation will result in increased financial strength and flexibility, and enhance the ability of the amalgamated entity to undertake large projects, thereby contributing to enhancement of future business potential;

(f) The integration of the manufacturing and other facilities of IPCL and RIL will contribute to enhanced global competitiveness for the amalgamated entity, thereby increasing its ability to compete with its peer group in domestic and international markets;

(g) The amalgamated entity will benefit from improved organizational capability and leadership, arising from the combination of people from IPCL and RIL who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry; and

(h) Cost savings are expected to flow from more focused operational efforts, rationalization, standardisation and simplification of business processes, productivity improvements, improved procurement, and the elimination of duplication.

In view of the aforesaid, the Board of Directors of IPCL as well as the Board of Directors of RIL have considered and proposed the amalgamation of the entire undertaking and business of IPCL with RIL in order to benefit the stakeholders of both companies. Accordingly, the Board of Directors of both the companies have formulated this Scheme of Amalgamation for the transfer and vesting of the entire undertaking and business of IPCL to RIL pursuant to the provisions of Section 391 to Section 394 of the Act.

C. Parts of the Scheme:

This Scheme of Amalgamation is divided into the following parts:

(i) **Part I** deals with definitions of the terms used in this Scheme of Amalgamation and sets out the share capital of the Transferor Company and the Transferee Company;

(ii) **Part II** deals with the transfer of the Undertaking (as hereinafter defined) of the Transferor Company to the Transferee Company;

(iii) **Part III** deals with the issue of new equity shares by the Transferee Company to the equity shareholders of the Transferor Company;

(iv) **Part IV** deals with the accounting treatment for the amalgamation in the books of the Transferee Company and dividends;

(v) **Part V** deals with the dissolution of the Transferor Company and the general terms and conditions applicable to this Scheme of Amalgamation and other matters consequential and integrally connected thereto.

PART I

DEFINITIONS AND SHARE CAPITAL

1. **DEFINITIONS**

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1 "**Act**" means the Companies Act, 1956 and includes any statutory re-enactment or amendment(s) thereto, from time to time;

1.2 "**Appointed Date**" means 1st April 2006;

1.3 "**Effective Date**" means the last of the dates on which the conditions referred to in Clause 18.1 of this Scheme have been fulfilled and the Orders of the High Courts sanctioning the Scheme are filed with the respective Registrar of Companies by the Transferor Company and by the Transferee Company. Any references in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" or "**Scheme taking effect**" shall mean the Effective Date;

1.4 "**GDRs**" means Global Depository Receipts issued pursuant to the issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws, and where relevant shall include the underlying equity shares relating thereto;

1.5 "**Governmental Authority**" means any applicable Central, State or local Government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau or instrumentality thereof or arbitration or arbitral body having jurisdiction over the territory of India;

1.6 "**High Court**" shall mean the High Court of Gujarat at Ahmedabad having jurisdiction in relation to the Transferor Company and the High Court of Judicature at Bombay having jurisdiction in relation to the Transferee Company, as the context may admit and shall include the National Company Law Tribunal, if applicable; and "**High Courts**" shall mean both of them, as the context may require;

1.7 "**Record Date**" means the date to be fixed by the Board of Directors of the Transferee Company or a Committee thereof for determining names of the equity shareholders of the Transferor Company, who shall be entitled to shares of the Transferee Company upon coming into effect of this Scheme as specified under Clause 10.2 of this Scheme;

1.8 "**Scheme**" or "**Scheme of Amalgamation**" means this Scheme of Amalgamation as submitted to the High Courts together with any modification(s) approved or imposed or directed by the High Courts;

1.9 "**Securities Act**" shall mean the Securities Act of 1933, as amended, of the United States of America;

1.10 "**Transferee Company**" or "**RIL**" means Reliance Industries Limited, a public limited company incorporated under the Act, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.11 "**Transferor Company**" or "**IPCL**" means Indian Petrochemicals Corporation Limited, a public limited company incorporated under the Act, and having its registered office at P.O. Petrochemicals, Vadodara – 391346, Gujarat, India;

1.12 "**Undertaking**" shall mean the whole of the undertaking and entire business of the Transferor Company as a going concern, including (without limitation):

(a) All the assets and properties (whether movable or immovable, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, plant and machinery, equipment, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, licenses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to that Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad;

(b) All secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised;

(c) All agreements, rights, contracts, entitlements, permits, licences, approvals, authorizations, concessions, consents, quota rights, fuel linkages, engagements, arrangements, authorities, allotments, security arrangements, benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company's business activities and operations;

(d) All intellectual property rights, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company's business activities and operations; and

(e) All employees engaged in or relating to the Transferor Company's business activities and operations.

All terms not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations and byelaws, as the case may be, or any statutory amendment(s) or re-enactment thereof, from time to time.

2. **SHARE CAPITAL**

2.1 ***Transferor Company:***

The authorised share capital and the issued, subscribed and paid-up share capital of the Transferor Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
(i) 40,00,00,000 Equity Shares of Rs.10/- each	400,00,00,000	
(ii) 40,00,00,000 Non-Convertible Redeemable Preference Shares of Rs.10/- each	400,00,00,000	800,00,00,000
Issued Share Capital:		
30,30,10,937 Equity Shares of Rs. 10/- each		303,01,09,370
Subscribed and Paid-up Share Capital:		
30,07,02,798 Equity Shares of Rs. 10/- each	300,70,27,980	
Add: Shares Forfeited	82,72,495	301,53,00,475

2.2 ***Transferee Company:***

The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on 28th February 2007 was as under:

	Rs.	Rs.
Authorised Share Capital:		
250,00,00,000 Equity Shares of Rs. 10 each	2500,00,00,000	
50,00,00,000 Preference Shares of Rs. 10 each	500,00,00,000	3000,00,00,000
Issued, Subscribed and Paid up Share Capital:		
139,35,08,041 Equity Shares of Rs. 10/- each fully paid up	1393,50,80,410	
Less: Calls in arrears – by others	31,27,380	1393,19,53,030

Notes:

1. The Transferee Company has proposed to issue, on preferential basis, to the promoter and entity/entities in the promoter group of the Transferee Company up to 12,00,00,000 warrants in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (the "**Guidelines**"), where the warrant holders will be entitled to apply for and be allotted one fully paid equity share of the face value of Rs.10/- each of the Transferee Company for every warrant held by them. Pursuant to a Notice dated 24th February 2007, the Transferee Company has sought the approval of its members through postal ballot in terms of Section 81(1A) and Section 192A of the Act read with the Guidelines for the proposed issue of warrants and equity shares on conversion thereof. The postal ballot process is underway and is expected to be completed by the end of March, 2007.

2. The Transferee Company has reserved issuance of 6,96,75,402 equity shares of Rs. 10/- each for offering to employees under its employee stock option scheme.

3. **DATE WHEN THE SCHEME COMES INTO OPERATION**

The Scheme shall come into operation from the Appointed Date, but the same shall become effective on and from the Effective Date.

PART II

TRANSFER OF UNDERTAKING

4. **TRANSFER OF UNDERTAKING**

4.1 ***Generally:***

Upon the coming into effect of this Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the sanction of this Scheme by the High Courts and pursuant to the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, as a going concern without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company by virtue of and in the manner provided in this Scheme.

4.2 ***Transfer of Assets:***

4.2.1 Without prejudice to the generality of Clause 4.1 above, upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All the assets and properties comprised in the Undertaking of whatsoever nature and wheresoever situate, shall, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, without any further act or deed, be and stand transferred to and vested in the Transferee Company or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the assets and properties of the Transferee Company.

(b) Without prejudice to the provisions of sub-clause (a) above in respect of such of the assets and properties of the Transferor Company, as are movable in nature or incorporeal property

or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same shall be so transferred by the Transferor Company and shall, upon such transfer, become the assets and properties of the Transferee Company as an integral part of the Undertaking, without requiring any deed or instrument or conveyance for the same.

(c) In respect of movables other than those dealt with in sub-clause (b) above including sundry debtors, receivables, bills, credits, loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, investments, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall on and from the Appointed Date stand transferred to and vested in the Transferee Company without any notice or other intimation to the debtors (although the Transferee Company may if it so deems appropriate, give notice in such form as it may deem fit and proper, to each person, debtor, or depositee, as the case may be, that the said debt, loan, advance, balance or deposit stand transferred and vested in the Transferee Company).

(d) All the licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether before or after the Appointed Date, shall, under the provisions of Sections 391 to 394 of the Act and all other applicable provisions, if any, without any further act, instrument or deed, cost or charge be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date licenses, permits, quotas, approvals, permissions, registrations, incentives, sales tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

4.2.2 All assets and properties of the Transferor Company as on the Appointed Date, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall be deemed to be and shall become the assets and properties of the Transferee Company, and shall under the provisions of Sections 391 to 394 and all other applicable provisions if any of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Transferor Company after the Appointed Date without the prior written consent of the Transferee Company.

4.3 ***Transfer of Liabilities:***

4.3.1 Upon the coming into effect of this Scheme and with effect from the Appointed Date all liabilities relating to and comprised in the Undertaking including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities), duties and obligations and undertakings of the Transferor Company of every kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised for its business activities and operations along with any charge, encumbrance, lien or security thereon (herein referred to as the **"Liabilities"**) shall, pursuant to the sanction of this Scheme by the High Courts and under the provisions of Sections 391 to 394 and other applicable provisions, if any, of the Act, without any further act, instrument, deed, matter or thing, be transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company, and the same shall be assumed by the Transferee Company to the extent they are outstanding on the Effective Date so as to become as and from the Appointed Date the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

4.3.2 All debts, liabilities, duties and obligations of the Transferor Company shall, as on the Appointed Date, whether or not provided in the books of the Transferor Company, and all debts and loans raised and used, and duties, liabilities and obligations incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

4.3.3 Where any such debts, liabilities, duties and obligations of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company.

4.3.4 All loans raised and utilised and all liabilities, duties and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 391 to 394 of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

4.3.5 Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, *ipso facto*, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect

shall be given in the books of accounts and records of the Transferee Company. It is hereby clarified that there will be no accrual of interest or other charges in respect of any such inter-company loans, advances and other obligations with effect from the Appointed Date.

4.3.6 Without prejudice to the foregoing provisions of this Clause 4.3:

(i) All debentures, bonds, notes or other debt securities, if any, of the Transferor Company relating to the Liabilities comprised in the Undertaking, (hereinafter referred to as the "**Debt Securities**") shall, under the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the Transferee Company on the same terms and conditions and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Transferee Company to the same extent as if it were the Transferor Company in respect of the Debt Securities so transferred and vested.

(ii) Any Debt Securities issued by the Transferor Company and held by the Transferee Company shall, unless sold or transferred by the Transferee Company at any time prior to the Effective Date, stand cancelled as on the Effective Date and be of no effect and the Transferor Company shall have no further obligation in that behalf.

4.4 *Encumbrances:*

4.4.1 The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4.1 and Clause 4.2 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

4.4.2 All the existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**"), if any, created by the Transferor Company after the Appointed Date, in terms of this Scheme, over the assets comprised in the Undertaking or any part thereof transferred to the Transferee Company by virtue of this Scheme and in so far as such Encumbrances secure or relate to Liabilities of the Transferor Company, the same shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company, and such Encumbrances shall not relate or attach to any of the other assets of that Transferee Company. Provided however that no Encumbrances shall have been created by the Transferor Company over its assets after the Appointed Date without the prior written consent of the Transferee Company.

4.4.3 The existing Encumbrances over the assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of this Scheme.

4.4.4 Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferor Company and the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

4.4.5 Upon the coming into effect of this Scheme, the Transferee Company alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to it in terms of the Scheme.

4.4.6 It is expressly provided that, save as herein provided, no other term or condition of the liabilities transferred to the Transferee Company is modified by virtue of this Scheme except to the extent that such amendment is required by statutorily or by necessary implication.

4.4.7 The provisions of this Clause 4.4 shall operate in accordance with the terms of the Scheme, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

4.5 *Inter - se Transactions:*

Without prejudice to the provisions of Clauses 4.1 to 4.4, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes from the Appointed Date.

5. CONTRACTS, DEEDS, ETC.

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements, assurances and other instruments of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming

into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company shall stand transferred to the Transferee Company, as if the same were originally given by, issued to or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. The Transferee Company shall receive relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

6. LEGAL PROCEEDINGS

On and from the Appointed Date, all suits, actions and legal proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and/or enforced as desired by the Transferee Company and on and from the Effective Date, shall be continued and/or enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/or pending and/or arising by or against the Transferee Company.

7. CONDUCT OF BUSINESS

7.1 With effect from the Appointed Date and up to and including the Effective Date:

(a) The Transferor Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and for the benefit of and in trust for, the Transferee Company.

(b) All the profits or incomes accruing or arising to the Transferor Company, and all expenditure or losses arising or incurred (including all taxes, if any, paid or accruing in respect of any profits and income) by the Transferor Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or as the case may be, expenditure or losses (including taxes) of the Transferee Company.

(c) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Transferor Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

(d) Any of the rights, powers, authorities and privileges attached or related or pertaining to and exercised by or available to the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of and as agent for the Transferee Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Undertaking that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken or discharged for and on behalf of and as agent for the Transferee Company.

7.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date:

(a) The Transferor Company shall preserve and carry on its business and activities with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking or any part thereof save and except in each case in the following circumstances:

(i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

(ii) if the same is permitted by this Scheme; or

(iii) if written consent of the Transferee Company has been obtained.

(b) The Transferor Company shall not take, enter into, perform or undertake, as applicable (i) any material decision in relation to its business and affairs and operations (ii) any agreement or transaction (other than an agreement or transaction in the ordinary course of the Transferor Company's business); and (iii) such other matters as the Transferee Company may notify from time to time; without the prior written consent of the Transferee Company.

(c) Without prejudice to the generality of Clause (b) above, the Transferor Company shall not make any change in its capital structure, whether by way of increase (by issue of equity shares on a rights basis, bonus shares) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as provided in Clause 10.2 below), except under any of the following circumstances:

(i) by mutual consent of the respective Board/Committee of Directors of the Transferor Company and of the Transferee Company; or

(ii) as may be permitted under this Scheme.

8. EMPLOYEES

8.1 Upon the coming into effect of this Scheme:

(a) All the permanent employees of the Transferor Company who are in employment as on the Effective Date shall become the employees of the Transferee Company with effect from the Effective Date without any break or interruption in service and on terms and conditions as to employment and remuneration not less favourable than those on which they are engaged or employed by the Transferor Company. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies

and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the employees of the Transferee Company (including the benefits of or under any Employee Stock Option Schemes applicable to or covering all or any of the employees of the Transferee Company), unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

(b) The existing provident fund, gratuity fund and pension and/ or superannuation fund or trusts or retirement funds or benefits created by the Transferor Company or any other special funds created or existing for the benefit of the concerned employees of the Transferor Company (collectively referred to as the **"Funds"**) and the investments made out of such Funds shall, at an appropriate stage, be transferred to the Transferee Company to be held for the benefit of the concerned employees. The Funds shall, subject to the necessary approvals and permission and at the discretion of the Transferee Company, either be continued as separate funds of the Transferee Company for the benefit of the employees of the Transferor Company or be transferred to and merged with other similar funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such Funds, the Transferee Company may, subject to necessary approvals and permissions, continue to maintain the existing Funds separately and contribute thereto, until such time as the Transferee Company creates its own funds at which time the Funds and the investments and contributions pertaining to the employees of the Transferor Company shall be transferred to such funds of the Transferee Company.

8.2 With effect from the first of the dates of filing of this Scheme with the High Courts and up to and including the Effective Date the Transferor Company shall not vary or modify the terms and conditions of employment of any of its employees, except with the written consent of the Transferee Company.

9. SAVING OF CONCLUDED TRANSACTIONS

Subject to the terms of this Scheme, the transfer and vesting of the Undertaking of the Transferor Company under Clause 4 of this Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

PART III

ISSUE OF EQUITY SHARES BY TRANSFEREE COMPANY

10.1 The provisions of this Part III shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

10.2 **Issue of new equity shares by Transferee Company**

Upon the coming into effect of this Scheme and in consideration of the transfer and vesting of the Undertaking of the Transferor Company in the Transferee Company in terms of this Scheme, the Transferee Company shall, without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are registered in the Register of Members of the Transferor Company on the Record Date (to be fixed by the Board of Directors of the Transferee Company or a Committee of such Board of Directors) or his /her/its heirs, executors or, as the case may be, successors, equity shares of Rs. 10/- (Rupees Ten only) each, credited as fully paid up of the Transferee Company, in the ratio of 1 equity share of the face value of Rs. 10/- (Rupees Ten only) of the Transferee Company with rights attached thereto as mentioned in this Scheme for every 5 equity shares of the face value of Rs. 10/- (Rupees Ten only) each credited as fully paid-up held by such equity shareholders or their respective heirs, executors or, as the case may be, successors in the Transferor Company.

The ratio in which equity shares of the Transferee Company are to be issued and allotted to the shareholders of the Transferor Company is herein referred to as the **"Share Exchange Ratio"**.

10.3 **Issue of new GDRs**

(a) Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Transferee Company pursuant to the provisions of this Scheme, the Transferee Company shall instruct its depository (the **"Transferee Depository"**) to issue GDRs of the Transferee Company to the existing eligible holders of GDRs of the Transferor Company in an appropriate manner in respect of the existing GDRs of the Transferor Company, in accordance with applicable law and the terms of the deposit agreement entered into amongst the Transferee Company, the Bank of New York and all registered holders of and beneficial owners from time to time of the GDRs of the Transferee Company (the **"Deposit Agreement"**). The Transferor Company shall issue necessary instructions to its depository (the **"Transferor Depository"**) and the Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions of such issue.

(b) The Transferee Company and the Transferor Company shall take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (a) above, and for listing the GDRs on the Luxembourg Stock Exchange.

(c) The GDRs issued to the existing eligible GDR holders of the Transferor Company pursuant to this Clause 10.3 shall be similar in all material respects with the existing GDRs of the Transferee Company.

(d) Notwithstanding the foregoing, in the event that the Transferee Company so determines, in its sole discretion, it may enter into such arrangements as it deems appropriate to cause the equity shares otherwise issuable in relation to the GDRs of the Transferor Company, or such of the equity shares otherwise issuable in relation to the GDRs of the Transferor Company as the Transferee Company determines would not be exempt from registration under any applicable securities

law or whose issuance may be contrary to any applicable law, to be sold at public or private sale, at such time and in such manner as the Transferee Company deems necessary, and distribute the net sale proceeds to such GDR holders of the Transferor Company on a proportionate basis. The Transferee Company, the Transferee Depository, the Transferor Company and the Transferor Depository shall enter into such further documents and arrangements as may be necessary and appropriate in this behalf.

(e) The equity shares issued pursuant to this Scheme in relation to the existing eligible GDR holders of the Transferor Company will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (e).

(f) If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Transferee Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

10.4 Increase in issued, subscribed and paid-up capital of Transferee Company

(a) Upon the Scheme becoming effective, the issued, subscribed and paid-up capital of the Transferee Company shall stand suitably increased consequent upon the issuance of new equity shares in accordance with Clause 10.2 above.

(b) It is clarified that no Special Resolution under Section 81(1A) of the Act shall be required to be passed by the Transferee Company separately in a general meeting for issue of shares to the shareholders of the Transferor Company under this Scheme and on the members of the Transferee Company approving this Scheme, it shall be deemed that they have given their consent to the issue of equity shares of the Transferee Company to the shareholders of the Transferor Company in the Share Exchange Ratio.

10.5 General provisions:

(i) **Issue of Shares in dematerialized/physical form:**

(a) In so far as the issue of new equity shares pursuant to Clause 10.2 above is concerned, each of the shareholders of the Transferor Company holding shares in physical form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in physical form. Those of the members of the Transferor Company who exercise the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required in the notice provided by such shareholder to the Transferee Company. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such member with the new equity shares of the Transferee Company. The share certificates representing the equity shares of the Transferor Company (including equity shares underlying the GDRs) shall stand automatically and irrevocably cancelled on the issue of new equity by the Transferee Company in terms of Clause 10.2 above.

(b) Each of the members of the Transferor Company holding shares of the Transferor Company in dematerialised form shall have the option, exercisable by notice in writing by them to the Transferee Company on or before the Record Date, to receive, the new equity shares of the Transferee Company either in certificate form or in dematerialised form, in lieu of their shares in the Transferor Company in accordance with the terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares of the Transferee Company shall be issued to such members in dematerialised form as per the records maintained by the National Securities Depository Limited and/or Central Depository Services (India) Limited on the Record Date in terms of Clause 10.2 above.

(ii) **Pending share transfers, etc.:**

(a) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors of the Transferee Company or any Committee thereof shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Transferor Company, after the effectiveness of this Scheme;

(b) The new equity shares to be issued by the Transferee Company pursuant to this Scheme in respect of any equity shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

(iii) **New Equity Shares subject to same terms:**

(a) The new equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and

Articles of Association of the Transferee Company and shall inter-se rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividend, if any, that may be declared by the Transferee Company on or after the Effective Date;

(b) The new equity shares of the Transferee Company issued in terms of Clause 10.2 of this Scheme will be listed and/or admitted to trading on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited where the shares of the Transferee Company are listed and/or admitted to trading. The Transferee Company shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. The promoters of the Transferee Company shall include the promoters of the Transferor Company upon effectiveness of the Scheme. The shares of the said promoters may be held as such or may be offered to the Transferee Company for buyback and cancellation under a buyback scheme at their carrying cost (book value) or may be disposed off by the said promoters in any other manner to realise the economic value.

(iv) **Obtaining of approvals:**

For the purpose of issue of equity shares to the shareholders of the Transferor Company, the Transferee Company shall, if and to the extent required, apply for and obtain the required statutory approvals and other concerned regulatory authorities for the issue and allotment by the Transferee Company of such equity shares.

(v) **Fractional Entitlement:**

No fractional certificates shall be issued by the Transferee Company in respect of the fractional entitlements, if any, to which the shareholders of the Transferor Company are entitled on the issue and allotment of equity shares by the Transferee Company in accordance with this Scheme. The Board of Directors/Committee of Directors of the Transferee Company shall instead consolidate all such fractional entitlements to which the shareholders of the Transferor Company may be entitled on issue and allotment of the equity shares of the Transferee Company as aforesaid and shall, without any further application, act, instrument or deed, issue and allot such fractional entitlements directly to an individual trustee or a board of trustees or a corporate trustee (the "**Trustee**"), who shall hold such fractional entitlements with all additions or accretions thereto in trust for the benefit of the respective shareholders to whom they belong and their respective heirs, executors, administrators or successors for the specific purpose of selling such fractional entitlements in the market at such price or prices and at such time or times as the trustee may in its sole discretion decide and pay to the Transferee Company the net sale proceeds thereof and any additions and accretions, whereupon the Transferee Company shall, subject to withholding tax, if any, distribute such sale proceeds to the concerned shareholders of the Transferor Company in proportion to their respective fractional entitlements.

(vi) **Exemption From Registration:**

The equity shares issued pursuant to this Scheme will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. The approval of the High Courts will be the basis for such exemption. The Transferor Company and the Transferee Company shall take all such steps and do all such acts, deeds and things as may be necessary to give effect to this sub-clause (vi).

PART IV

ACCOUNTING TREATMENT AND DIVIDENDS

11. ACCOUNTING TREATMENT

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities in the books of the Transferee Company, the fair value of the assets and liabilities shall be determined as of the Appointed Date and accounted appropriately as may be decided by the Board of Directors of the Transferee Company.

(b) As considered appropriate for the purpose of reflecting the fair value of assets and liabilities of the Transferor Company and the Transferee Company in the books of the Transferee Company on the Appointed Date, suitable effect may be given including, but not restricted to, elimination of inter-company transactions and balances between the Transferor Company and the Transferee Company and/or application of uniform accounting policies and methods.

(c) The aggregate excess or deficit of value of the net assets of the Transferor Company (determined as per sub-clause (a) above), the net effect of the adjustments (referred in sub-clause (b) above) and costs, charges, stamp duty and expenses in connection with the Scheme, over the paid-up value of the shares to be issued and allotted to the shareholders of the Transferor Company pursuant to this Scheme shall be transferred by the Transferee Company to its Securities Premium Account.

12. DECLARATION OF DIVIDEND

12.1 For the avoidance of doubt it is hereby clarified that nothing in this Scheme shall prevent the Transferee Company from declaring and paying dividends, whether interim or final, to its equity shareholders as on the respective record date for the purpose of dividend and the shareholders of the Transferor Company shall not be entitled to dividends, if any, declared by the Transferee Company prior to the Effective Date. On and from the earlier of the dates of filing this Scheme with the High Courts and until the Effective Date, the Transferor Company shall declare a dividend only after prior consultation with the Transferee Company.

12.2 Until the coming into effect of this Scheme, the holders of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association.

12.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

PART V

DISSOLUTION OF TRANSFEROR COMPANY AND GENERAL TERMS AND CONDITIONS

13. DISSOLUTION OF TRANSFEROR COMPANY

On the coming into effect of this Scheme, the Transferor Company shall stand dissolved without winding-up.

14. VALIDITY OF EXISTING RESOLUTIONS, ETC.

Upon the coming into effect of this Scheme the resolutions, if any, of the Transferor Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and if any such resolutions have any monetary limits approved under the provisions of the Act, or any other applicable statutory provisions, then the said limits shall be added to the limits, if any, under like resolutions passed by the Transferee Company and shall constitute the aggregate of the said limits in the Transferee Company.

15. MODIFICATION OF SCHEME

15.1 The Transferor Company and the Transferee Company by their respective Boards of Directors or any Committee thereof or any Director/Executive authorised in that behalf (hereinafter referred to as the "**Delegate**") may assent to, or make, from time to time, any modification(s) or addition(s) to this Scheme which the High Courts or any authorities under law may deem fit to approve of or which the High Courts or any authorities under law may impose and which the Transferor Company and the Transferee Company may in their discretion accept or such modification(s) or addition(s) as the Transferor Company and the Transferee Company or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise in carrying out this Scheme, and the Transferor Company and the Transferee Company by their respective Boards of Directors or Delegates are authorised to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect, and/or give such consents as may be required in terms of this Scheme. In the event that any conditions are imposed by the High Courts or any Governmental Authorities, which the Transferor Company or the Transferee Company find unacceptable for any reason, then the Transferor Company and the Transferee Company shall be at liberty to withdraw the Scheme.

15.2 For the purpose of giving effect to this Scheme or to any modification(s) thereof or addition(s) thereto, the Delegates (acting jointly) of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary for settling or removing any question of doubt or difficulty that may arise under this Scheme or in regard to the meaning or interpretation of any provision of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the Transferor Company) or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any such conditions (to the extent permissible in law) and such determination or directions or waiver, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

16. FILING OF APPLICATIONS

The Transferor Company and the Transferee Company shall with all reasonable despatch, make and file all applications and petitions under Sections 391 to 394 and other applicable provisions of the Act before the respective High Courts having jurisdiction for sanction of this Scheme under the provisions of law, and shall apply for such approvals as may be required under law.

17. APPROVALS

The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to own the Undertaking and to carry on the business of the Transferor Company.

18. SCHEME CONDITIONAL UPON SANCTIONS, ETC.

18.1 This Scheme is conditional upon and subject to:

(i) The Scheme being agreed to by the requisite majority of the respective classes of members and/or creditors of each of the Transferor Company and of the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(ii) Such other sanctions and approvals including sanctions of any Governmental Authority as may be required by law in respect of the Scheme being obtained; and

(iii) The certified copies of the Orders of the High Courts sanctioning this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

18.2 In the event of this Scheme failing to take effect finally by 31st December 2007, or by such later date as may be agreed by the Board of Directors of the Transferor Company and the Board of Directors of the Transferee Company or their respective Delegates, this Scheme shall become null and void and be of no effect and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or as may be mutually agreed.

19. COSTS, CHARGES AND EXPENSES

All costs, charges and expenses (including any taxes and duties) of /payable by each of the Transferor Company and Transferee Company in relation to or in connection with this Scheme and incidental to the completion of the arrangement of the Transferor Company with the Transferee Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 283 OF 2007

In the matter of the Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

- And -

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021. } .... Applicant Company

FORM OF PROXY

I/We, the undersigned unsecured creditor(s) of the Applicant Company hereby appoint ____________ of ____________ and failing him / her ____________ of ____________ as my/our proxy, to act for me / us at the meeting of the Unsecured Creditors of the Applicant Company to be held at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020** on **Saturday, the 21st day of April, 2007 at 12.30 p.m.** or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders) of the Applicant Company for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the '**Transferor Company**') with Reliance Industries Limited (the '**Applicant Company**' or the '**Transferee Company**') and at such meeting and at any adjournment or adjournments thereof, to vote, for me/ us/ and in my/ our name____________(here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, *either with or without modification(s)**, as my/ our proxy may approve.

* *Strike out what is not necessary.*

Dated this __________ day of ____________ 2007.

Name: ______________________________

Address: ______________________________

____

____

Affix Re. 1 Revenue Stamp

Signature across the stamp

Signature of Unsecured Creditor: - ______________________________

Signature of Proxy: - ______________________________

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NOTES:

1. Please affix Revenue Stamp before putting Signature.
2. All alterations made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the registered office of the Applicant Company, not later than FORTY EIGHT hours before the commencement of the meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

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ATTENDANCE SLIP

Reliance Industries Limited

3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

NAME AND ADDRESS OF THE UNSECURED CREDITOR / PROXY HOLDER

____

____

____

____

I hereby record my presence at the meeting of the Unsecured Creditors of the Company, convened pursuant to the Order dated 16th March 2007 of the Hon'ble High Court of Judicature at Bombay on Saturday, the 21st day of April, 2007, at 12:30 p.m. or soon after the conclusion of the meeting of the Secured Creditors (including Debentureholders) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020.

Signature of the Unsecured Creditor or proxy :____________________

Note:

Unsecured Creditors who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation.

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Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Reliance Industries Limited)
Karvy House, 46, Avenue 4, Street No. 1,
Banjara Hills, Hyderabad – 500 034